Part I

Item 7

Primary Address

~~Equinix NY4~~ Equinix NY5
~~755 Secaucus Road~~ 800 Secaucus Road
Secaucus
07094
New Jersey

Secondary Address

Vega-Chi Financial Technologies Ltd.
Sotiri Tofini 4, 2nd Floor
Agios Athanasios 4102, Cyprus~~Equinix DC5~~
~~21715 Filligree Ct~~
~~Ashburn~~
~~20147~~
~~Virginia~~

Part II

Item 1a

The Broker-Dealer Operator (Liquidnet, Inc., also referred to as LNI) has two business units that can enter or direct the entry of orders into the NMS Stock ATS (the H2O ATS) (MPID LQNA):

* Trade Coverage group (for low-touch orders)
* Trading desk (for high-touch orders).

The MPID for each group is LQNB

A. Trade Coverage group

Trade Coverage personnel monitor and provide support for low-touch orders from LNI participants. A low-touch order means an order initiated by a participant without any action by a Liquidnet representative. A participant means any firm that sends orders: (i) directly to the H2O ATS; or (ii) to LNI as a parent order, where LNI can transmit a child order to the H2O ATS. The categories of participant are Member, ~~customer~~Customer, and liquidity partner (LP); these participant categories are described in detail in the response to Item 2.b. of Part III. In the responses in this filing, we use the term participant as the equivalent to the term Subscriber as used in the Form ATS-N questions.

Trade Coverage personnel are not able to enter new orders into the H2O ATS. In real-time, Trade Coverage personnel can intervene on algo orders if directed to do so by a participant. Examples of intervention would be changing a limit price, strategy, or strategy parameter or cancelling an order.

LNIs MPID is LQNB. The MPID for the Trade Coverage group is LQNB.

The following are the possible sources of low-touch orders:

Liquidnet 5 orders. LNI makes a desktop trading application available to LNI Members. The application is called Liquidnet 5. Users of Liquidnet 5 (referred to as Members) can create algo, Liquidnet-only, LN auto-ex, automated negotiation, and manual targeted invitation orders. These are parent orders transmitted to LNI. Based on these parent orders, LNI, acting as agent, can create child orders that interact with the H2O ATS and the other equity ATS operated by LNI, the Liquidnet Negotiation ATS (the Negotiation ATS). We refer to these parent orders as Member orders. We refer to the child orders created by LNI and transmitted to the H2O ATS as LNI resting orders. The Negotiation ATS and the H2O ATS are referred to collectively as the Liquidnet ATSs. In this document, we refer to algo, Liquidnet-only, LN auto-ex, automated negotiation, and manual targeted invitation orders as parent orders.

When a Member creates an algo or Liquidnet-only order through Liquidnet 5, the Member order is handled through LNI and can be monitored by Trade Coverage personnel through a version of LNIs internal execution management system (EMS).

Desktop trading application with a subset of Liquidnet 5 functionality. LNI makes available a desktop trading application with a subset of Liquidnet 5 functionality, as described in the response to Item 5.a. of this Part II. Users of this application can create algo, Liquidnet-only, and LN auto-ex orders that interact with the Liquidnet ATSs. These are parent orders transmitted to LNI. Based on these parent orders, LNI, acting as agent, can create child orders that interact with the Liquidnet ATSs. We refer to Liquidnet 5 and this trading application collectively as the Liquidnet desktop trading application.

When a customer Customer creates an algo or Liquidnet-only order through this application, the customers Customers order is handled through LNI and can be monitored by Trade Coverage personnel through a version of LNIs internal EMS.

Orders transmitted by Ccustomers and liquidity partnersLPs outside of the Liquidnet desktop trading application. Customers and liquidity partners (LPs) can transmit algo and Liquidnet-only orders to LNI without using the Liquidnet desktop trading application - for example, through a drop-down menu in the customers Customers execution management or order management system (OMS) or EMS. These are parent orders transmitted to LNI. Based on these parent orders, LNI, acting as agent, can create child orders that interact with the Liquidnet ATSs, except that orders from LPs do not interact with the Negotiation ATS. Participants that qualify as customers Customers or liquidity partnerLPs can use this method of order transmission. When an LP uses this method of order transmission, we characterize the LP as a customer Customer because the LP is transmitting the order through LNI; however, for purposes of determining the sources of liquidity that interact with the order, the order is treated the same as a direct order from an LP. These orders are considered low-touch orders because they are initiated without any action by an LNI representative.

Trade Coverage personnel can monitor these orders through a version of LNIs internal EMS.

B. Trading desk

LNI has an electronic agency trading desk that handles high-touch orders as agent for ~~customers~~Customers. A high-touch order means that the order is initiated by an LNI trader based on a ~~customers~~ Customers instructions. In handling a high-touch order, an LNI trader can access the Liquidnet ATSs as well as third-party execution venues, subject to the ~~customers~~ Customers instructions. The LNI trader accesses the Liquidnet ATSs and third-party execution venues by creating an order in the EMS used by the LNI electronic agency trading desk.

The LNI trading desk only accesses the H2O ATS as agent, except in the limited case of a test trade requested by a participant. LNI requests that participants conduct any test trades that involve LNI as a contra using test symbols. In the rare circumstance where a participant requires testing with a non-test symbol, the LNI trading desk will generate a contra-side order to transmit to the Liquidnet ATSs.

~~LNIs MPID is LQNB. The MPID for the LNI trading desk is LQNB.~~

Item 1b

The LNI trading desk has access to the same algos and configurations for accessing the H2O ATS as are available to other participants, subject to the following specific exceptions:

* The LNI trading desk can elect on an order-by-order basis whether or not to interact with contras that are ~~liquidity partner~~LPs while Members and buy-side customers make this election through Liquidnet Transparency Controls. This feature of Liquidnet Transparency Controls is described in the response to Item 14 of Part III.

* The LNI trading desk may have access to new algos or configurations or modifications to LNI's algos prior to making them available to LNI's participants. This is for the purpose of testing proposed updates prior to a wider release.

Item 2a

The following is a list of each foreign securities dealer Affiliate of LNI that may route orders to the H2O ATS, the country where its head office is located, and its registration category: 1. Liquidnet Asia Limited Country of head office: Hong Kong Registration category: Licensed by the Hong Kong Securities and Futures Commission to carry out Type 1 (dealing in securities) and Type 7 (providing automated trading services) regulated activities. Regulated by the Monetary Authority of Singapore as a Recognized Market Operator. 2. Liquidnet Australia Pty Ltd. Country of head office: Australia Registration category: Registered with the Australian Securities and Investments Commission as an Australian Financial Services Licensee. 3. Liquidnet Canada Inc. Country of head office: Canada Registration category: Authorized as an investment dealer (or equivalent) by the Ontario Securities Commission, Autorite des Marches Financiers of Quebec and the British Columbia, Alberta, Saskatchewan, Manitoba and New Brunswick Securities Commissions. Operates the Liquidnet Canada ATS, which is also registered in these provinces. Member of and regulated by the ~~Investment Industry Regulatory Organization of Canada~~Canadian Investment Regulatory Organization. 4. Liquidnet EU Limited Country of head office: Ireland Registration category: Authorized and regulated by the Central Bank of Ireland as a MiFID II investment firm and MTF operator. Has obtained passport authority to transact business with customers in other European jurisdictions. 5. Liquidnet Europe Limited Country of head office: England Registration category: Investment firm authorized and regulated by the UK Financial Conduct Authority in the United Kingdom as a limited license firm and operator of two multilateral trading facilities. Has obtained passport authority to transact business with customers in other European jurisdictions. Licensed by the South Africa Financial Sector Conduct Authority as a Category 1 Financial Services Provider. 6. Liquidnet Japan Inc. Country of head office: Japan Registration category: Registered as a dealer by the Japanese Financial Services Agency. Member of the Japanese Securities Dealers Association and the Jasdec DVP Clearing Corp. 7. Liquidnet Singapore Pte Ltd Country of head office: Singapore Registration category: Registered with the Monetary Authority of Singapore as a Capital Markets Service Licensee for dealing in securities (introducing broker). These Affiliates identified above (we refer to them as the "LNI Affiliates") are not US-registered broker-dealers. Accordingly, they do not have MPIDs. The LNI Affiliates act as agent only, except in the limited case of a test trade requested by a participant. Any reference in this filing to LNI (except where LNI is being distinguished from the LNI Affiliates) includes the LNI Affiliates acting with respect to the participants in their respective regions.

The following types of orders are routed by the LNI Affiliates directly to the H2O ATS ~~(MPID of L~~"LQNA"~~)~~:

* IOC and day orders on behalf of ~~liquidity partners~~ LPs

* Broker block accepts.

Other orders from the LNI Affiliates are routed through LNI, the broker (MPID of "LQNB").

LNI and ~~Tullett Prebon Financial Services LLC~~P ICAP Global Markets Americas LLC (TP~~IGMA~~~~FS~~) are ~~now both~~under common control of ~~part of~~ TP ICAP Group plc. ~~Affiliat~~e ~~TPFS~~TPIGMA~~,~~ is a broker-dealer registered with the SEC and FINRA (MPID of ~~COEX~~GARC) may route IOC and day orders on an agency basis to the H2O ATS as a ~~liquidity partner (~~LP~~)~~, with the same access to liquidity and functionality as any third-party LP. The foreign LNI

4

Affiliates identified above may similarly onboard TP ICAP Group foreign securities dealers as LPs in their respective regions.

Item 2b

The Liquidnet system (referred to as the "System") is structured to permit Members, ~~customers~~ Customers, and ~~liquidity partner~~LPs of the Affiliates to have equivalent access to the H2O ATS as Members, ~~customers~~Customers, and ~~liquidity partner~~LPs of LNI. If a participant located in a region outside the US transmits an order for an NMS stock, the ~~s~~System records that order as being routed by the LNI Affiliate in the participant's region to LNI for execution. The participation criteria may vary based on the participant's region, as described in the response to Item 2.b. of Part III.

As set forth above in response to Item 2.a. of this Part II, affiliate TPFS may route orders to the H2O ATS as a ~~liquidity partner~~LP, with the same access to liquidity and functionality as any other ~~liquidity partner~~LP.

Item 3a

As noted, LNI does not trade as principal in the H2O ATS, except in the case of a test trade as requested by a participant. LNI does act as agent on behalf of participants. Participants can elect not to interact with certain sources of liquidity for which LNI acts as agent, but this election is based on the category of the participant as opposed to LNI's involvement as agent. In other words, if a participant elects not to interact with orders from a particular category of participant, the participant would not interact with (i) orders transmitted directly to the H2O ATS by a participant in that category, and (ii) LNI resting orders where the parent order was from a participant in that category. See the responses to Item 14 of Part III for additional detail.

Item 5a

LNI offers the following products and services to participants for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the H2O ATS:

* Liquidnet 5 (see the response to Item 1.a. of this Part II)
* The desktop trading application with a subset of Liquidnet 5 functionality (see the description below in this response)
* Technology to interface with the participants OMS
* Technology to facilitate the transmission of orders and interest by a participant to LNI and the H2O ATS
* The order types described in the response to Item 7.a. of Part III. In particular:
** LNI resting orders
** IOC orders transmitted by ~~liquidity partners (~~LPs~~)~~
** Resting orders transmitted by LPs
** Accepts by Members in response to notification of a broker block opportunity
* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the H2O ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and targeted invitation orders (see the response to Item 15 of Part III for additional detail regarding targeted invitations)
* The Liquidnet electronic agency trading desk (see the response to Item 1.a. of this Part II)
* The market data described in the response to Item 23 of Part III.

See the responses to Items 7.a. and 11.c. of Part III for additional detail regarding these products and services.

Liquidnet desktop trading application with a subset of Liquidnet 5 functionality

Liquidnet make available to ~~customers~~ Customers a desktop application with a subset of Liquidnet 5 functionality.

This desktop application can include all or a subset of the following Liquidnet 5 functionality:

* The ability to stage indications and create algo and LN auto-ex orders from these indications
* Sending targeted invitations from algos for these orders
* List management functionality
* Analytics.

This desktop application excludes the following Liquidnet 5 functionality:

* Matching and negotiation functionality
* Viewing and executing against broker block notifications
* Receipt of targeted invitations
* Sending of manual targeted invitations
* Alerts of large trades executed by other participants through the ~~system~~System.

Non-ATS broker services

The following are non-ATS broker services that support participant trading activity and might or might not be considered as being for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the H2O ATS:

* Transaction cost analysis. LNI provides transaction cost analysis reports to participants.
* Capital markets. The Liquidnet Capital Markets (LCM) team works with public issuers and stockholders of these issuers, as well as with Members and customers that seek to transact with public issuers and their stockholders.
* Commission management. This service consists of commission sharing and commission aggregation. The commission sharing service involves Members and customers Customers using commission credits to pay for research and other permissible services. The commission aggregation service involves LNI administering payments to research and other permissible service providers at the direction of a Member or customer Customer in connection with executions at LNI and at third-party brokers.
* Sponsored broker. Members and customers Customers that participate in LNIs sponsored broker service can designate a sponsored broker for an order. In a sponsored broker arrangement, LNI acts as a service provider on behalf of the sponsored broker. If a trade is executed by LNI, LNI is responsible for trade settlement with the sponsored broker, and the sponsored broker is responsible for trade settlement with the Member or customerCustomer.
* Analytics. The Liquidnet desktop application provides pre-trade and post-trade analytics to aid in pre-trade decision making and post-trade evaluation.
* List management. This is functionality in the Liquidnet desktop trading application to facilitate trading of lists (baskets of stocks) by Members.
* Liquidity Watch. Liquidity Watch is a group within LNIs Compliance Department that monitors for Member non-compliance with system System usage protocols.

Item 5c

The Ssystem is structured to permit participants of the LNI Affiliates to have equivalent access to the H2O ATS as participants of LNI. The LNI Affiliates offer services to their participants that are equivalent to the services offered by LNI to LNI participants, as described in this Form ATS-N.

In particular, the LNI Affiliates offers the following products and services to participants in their respective regions for the purpose of effecting transactions or submitting, disseminating or displaying orders and trading interest in the H2O ATS:

* The Liquidnet desktop trading application (Liquidnet 5) (see the response to Item 1.a. of this Part II)
* The desktop trading application with a subset of Liquidnet 5 functionality (see the response to Item 5.a. of this Part II)
* Technology to interface with the participants OMS
* Technology to facilitate the transmission of orders and interest by a participant to LNI and the H2O ATS
* The order types described in the response to Item 7.a. of Part III
* The ability to transmit the following parent order types to LNI where LNI can transmit child orders to the H2O ATS: algo; Liquidnet-only; LN auto-ex; automated negotiation; and manual targeted invitation orders (see the response to Item 5 of Part III for information regarding these parent order types and the response to Item 15 of Part III for additional detail regarding targeted invitations)
* The Liquidnet electronic agency trading desk
* The market data described in the response to Item 23 of Part III.

Item 6a

LNI does not have any personnel whose sole responsibility is to service the H2O ATS. Below is a summary of the shared personnel that provide services to ~~both~~ the H2O ATS. Shared personnel are employed by LNI, Liquidnet Holdings, Inc., (LNH) which is LNI's parent, and TP ICAP Americas Holdings Inc.(TPIAH), which is LNH's parent ~~and other business units within LNI or within LNIs parent company (Liquidnet Holdings, Inc.)~~, and have access to confidential information of the H2O ATS:

* Sales Analytics personnel. Sales Analytics personnel provide data and reports to internal Liquidnet ~~customers~~Customers, such as Corporate Leadership, Sales and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services, including ATS and non-ATS products and services. These personnel are employees of LNI.
* Liquidity Partnership personnel. These personnel support LPs that sent orders directly to the H2O ATS and LPs that use LNI algos. These personnel are employees of LNI.
* Product support and implementation personnel. These personnel provide implementation, technical and functional support for ATS and non-ATS activity. These personnel are employees of LNI.
* Trade services personnel. These personnel handle account set-up, trade allocations and trade settlement for ATS and non-ATS activity. These personnel are employees of LNI.
* Enterprise Technology Services personnel. These personnel maintain the computers, networks, databases and connectivity that comprise the Liquidnet ~~Ss~~ystem, including ATS and non-ATS systems. These personnel are employees of ~~Liquidnet Holdings, Inc. (~~LNH~~)~~.
* Software Development and Quality Assurance personnel. These personnel are responsible for the development, enhancement and maintenance of the software components of the Liquidnet ~~system~~System, including ATS and non-ATS components. Most of these personnel are employees of LNH; some of these personnel are dual employees of LNH and LNI.
* Product personnel. These personnel are responsible for the design and enhancement of Liquidnets trading products, including ATS and non-ATS products. These personnel are employees of LNH; some of these personnel are dual employees of LNH and LNI.
* Business intelligence. This team develops reports for use by internal groups in monitoring, developing and enhancing Liquidnets products and services, including ATS and non-ATS products and services. These personnel are employees of LNH.
* Legal, Compliance and Security and Risk Management (SRM) personnel. ~~Liquidnets~~ Legal and Compliance personnel are responsible for working with the business units to establish and enforce Liquidnets legal and compliance policies, including ATS and non-ATS policies. Legal and Compliance are employees of TPIAH. ~~Liquidnets Security and Risk Management (~~SRM~~)~~ personnel are responsible for working with the business units to establish and enforce Liquidnets policies relating to information security, including ATS and non-ATS policies. ~~Legal personnel are dual employees of LNH and LNI. Some Compliance personnel are employees of LNI, while others are employees of LNH.~~ SRM personnel are employees of LNH.
* Finance personnel. Designated members of Liquidnets Finance team have responsibility for accounts payable and receive operations in connection with the operation of Liquidnets business. These Finance personnel are dual employees of LNH and LNI.
* Trade Coverage personnel. These personnel facilitate negotiations and executions involving Members and ~~customers~~ Customers in the Negotiation ATS, monitor and provide consultative support concerning Member and ~~customer~~ Customer orders, including orders that interact with

either of the Liquidnet ATSs and/or other venues, and respond to inquiries and diagnose issues. These personnel are employees of LNI.

* Execution Consulting & Quant Strategies~~Performance Analytics~~ personnel. Execution Consulting & Quant Strategies ~~Performance Analytics~~ personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and ~~customers~~ Customers concerning the use and optimization of Liquidnets algos and other trading products. These personnel are employees of LNI.

For administrative purposes, all LNI employees are on the payroll of LNH. The classification of an employee as an LNH or LNI employee is based on the function that the employee performs. ~~For purposes of the response to this Item 6, Liquidnet refers to LNH and LNI.~~

Employees of the Liquidnet Affiliates perform equivalent functions as those performed by LNI employees except that the employees of the Liquidnet Affiliates perform these services on behalf of the participants in their respective regions.

For additional information, see the response to Item 7.d. of this Part II, which identifies the roles and responsibilities of any persons who have access to trading information, the trading information that is accessible by them, and the basis for the access.

Item 6b

Liquidnet has engaged the following service providers that provide services that may be considered material in connection with the operation of the H2O ATS:

* Liquidnet Holdings, Inc. Parent company of LNI. Develops and maintains the ~~system~~ System and licenses the ~~system~~ System to LNI.
* Equinix. Data center provider for the ~~system~~System.
* Oracle. Database software used in connection with the operation of the H2O ATS.
* Redline. Provides market data used in the operation of the H2O ATS. See the response to Item 23 of Part III for additional detail.
* Goldman, Sachs & Co. (GS) Liquidnets clearing broker for US equities.
* Iron Mountain. Back-up tape storage.
* Access Fin Tech. Software for managing credit exposure.
* Schellman. Conducts annual SSAE18 and ISO 27001 audits of Liquidnet.
* SecureWorks. Performs an annual network security assessment of Liquidnets ~~systems~~Systems.

Item 6c

~~Goldman, Sachs & Co. (~~GS~~)~~ is LNI~~'~~s clearing broker for US equities. GS is an LP. Goldman Sachs Asset Management LP, an affiliate of GS, is a Member.

Item 7a

A. General

Confidential trading information of participants of the H2O ATS may consist of:

* The identity of participants
* Orders (including match status) transmitted to the H2O ATS by or on behalf of a participant
* Trades executed in the H2O ATS by a participant.

In the response to Item 7.d. of this Part III, we describe the access to these categories of information by Liquidnet employees and on-site consultants.

In this response we address the following topics:

* External disclosure of identity of participants
* External disclosure of order and trading information
* Controls and procedures relating to access to and use and disclosure of trading information.

B. Identity of participants

LNI maintains the anonymity of all Members and ~~customers~~Customers. LNI makes available to all participants a list of ~~liquidity partners (~~LPs~~)~~ that access the ~~system~~ System via their own or third-party routing infrastructure/algos (known as external LPs). Participants can access this list through a password-protected website for participants that LNI maintains. LNI also provides this list to participants upon request. The reason for providing this list is to allow Members and ~~customers~~ Customers the option to block interaction with specific, external LPs.

C. Order and trading information

Liquidnet community trade advertising

Community trade advertising refers to any trade advertising that is limited to Members and ~~customers~~Customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and ~~customer~~Customers and Member and ~~customer~~Customer chat rooms. By default, Members and ~~customer~~Customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and ~~customer~~Customers can opt-out of intra-day Liquidnet community advertising of their trades.

Since only Members have access to Liquidnet 5, only Members can view trade advertising through Liquidnet 5, but Members and ~~customer~~Customers can view other types of community trade advertising. LNI may restrict a Member or ~~customer~~Customer from viewing community trade advertising based on the Members or ~~customer~~Customers Transparency Controls elections.

External trade advertising

External trade advertising refers to any trade advertising that is not limited to existing and prospective Liquidnet Members and ~~customer~~Customers. External trade advertising includes Bloomberg advertising. By default, Members and ~~customer~~Customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and ~~customer~~Customers can opt-out of intra-day external advertising. After T+20, LNI can disclose executed trades to current and prospective Members and ~~customer~~Customers, regardless of whether the parties to the trade have opted out of external or community trade advertising.

Brokers ~~and Liquidnet Capital Markets customers~~

By default, ~~liquidity partner~~LPs and brokers that participate as ~~customer~~Customers cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day Liquidnet community and external advertising, subject to the following exceptions:

* Transition managers can make elections through Liquidnet Transparency Controls
* For orders transmitted by a ~~liquidity partner~~LP through a participant identifier that only permits principal orders, the ~~liquidity partner~~LP can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. ~~Liquidity partners~~LP can request either of these alternatives by contacting their trading coverage.

~~LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.~~

Additional detail on trade advertising

Upon request by a Member or ~~customer~~Customer, Liquidnet, in its sole discretion, can exclude the Members or ~~customer~~Customers trades from all Liquidnet trade advertising, including symbol-level and aggregated (not symbol-specific) advertising. This exclusion does not apply to any trade advertising that is required by the rules of a governmental or regulatory organization.

Reporting symbol-specific order and execution data to Members, ~~customer~~Customers, LPs and prospects to attract block liquidity

Liquidnet sales and trading personnel can disclose symbol-specific execution data to

Members, ~~customer~~Customers, and LPs and prospective Members and ~~customer~~Customers if either of the following applies:

* External trade advertising is permitted for the trade based on the rules set forth above; or
* After T+20.

Disclosing symbol-specific execution data to existing Members and customers is permitted based on the rules for community trade advertising set forth above.

After T+20, sales and trading personnel can also disclose symbol-specific order information to Members, customers and prospective Members and customers. For example, sales and trading personnel may share algo order information to demonstrate the performance characteristics of Liquidnets algo strategies.

The purpose for this activity includes supporting existing participants, attracting additional liquidity from existing participants, and attracting additional participants to join the ~~system~~ System and add to our liquidity pool.

Disclosure to 3rd-party vendors

LNI discloses execution data to certain 3rd-party vendors that provide services to the H2O ATS and are subject to contractual non-disclosure obligations. Examples of these vendors are LNIs clearing firm and a vendor that has developed software to display participant-specific risk management data in a graphical manner to Liquidnet support personnel.

Disclosure of aggregated data

LNI discloses certain aggregated trading data to participants and other third-parties. Aggregated data is not ~~symbol-specific~~symbol specific. Aggregated data may be broken out by one or more categories, including but not limited to: sector; index; and market cap (micro, small, mid and large).

Reports to participants relating to their own trading activity

LNI provides certain reports to participants relating to their own trading activity. For example, LNI, upon request, provides a report to LPs showing the number of their orders or shares for which a broker block notification was provided to at least one Member with a matching contra-indication and the number of executions and executed shares resulting from these notifications. ~~As a second example, upon request, LNI provides to a participant on T+1 a report that includes all orders created by the participant the prior trading day and, for each order, whether at least one Member received a targeted invitation and whether there was a resulting execution.~~ The purpose of the~~se two~~ reports is to assist participants in assessing the impact of Liquidnet functionality on execution quality.

Notification whether contra was an LP

LNI can notify a Member or buy-side customer whether the contra for any execution by the Member or ~~customer~~Customer was an LP.

D. Controls and procedures relating to trading information

Liquidnet has implemented various safeguards and procedures to protect the confidential trading information of participants in the H2O ATS. This response provides a summary of these procedures.

Access to internal applications

Liquidnet has implemented procedures for employees requesting access to applications that contain confidential participant information. An employee requesting access to an application that contains confidential participant information must request approval from his or her manager. If the manager approves the request, the manager must notify the gatekeeper for the application, as designated by Liquidnet. The gatekeeper manages access entitlements for the relevant application. The gatekeeper must notify Liquidnets ~~Security and Risk Management (~~SRM~~)~~ group. The manager must provide an explanation for any requested access. A manager cannot approve an access request unless the manager determines that: (i) the employee requires the requested access for the performance of his or her responsibilities on behalf of Liquidnet; (ii) providing the requested access will not adversely impact one or more Liquidnet participants; and (iii) Liquidnet has provided disclosure to its participants that would cover the requested access. SRM must sign-off on any new access entitlements. Compliance conducts oversight of this process. An employees access to an application continues until terminated by Liquidnet. SRM manages a process that involves the periodic review by each manager of the current access entitlements of the employees in the managers group to verify that existing authorizations are still appropriate.

Annual SSAE18 SOC2 and ISO 27001 assessments

Each year, Liquidnet engages an outside auditor to assess the suitability and implementation of Liquidnets information security controls. This assessment includes a review of Liquidnets processes and procedures for protecting the confidentiality of participant trading information. The report of this assessment (called an SSAE18 SOC2 assessment) is posted on the Liquidnet Member website and available to our participants at any time. Liquidnet also provides a copy of the assessment to participants upon request.

SSAE is the Statement on Standards for Attestation Engagements, which is overseen by The American Institute of Certified Public Accountants (AICPA) and more specifically the Auditing Standards Board (ASB). The SOC 2 report evaluates the business information systems that relate to security, availability, processing integrity, confidentiality and privacy.

Liquidnet also obtains an annual ISO 27001 certification. ISO 27001 is a framework of policies and procedures that includes all legal, physical and technical controls involved in an organizations information risk management processes. According to the ISO 27001 documentation, ISO 27001 was developed to provide a model for establishing, implementing, operating, monitoring, reviewing, maintaining and improving an information security management system. Organizations can become ISO 27001 certified by undergoing a third-party assessment by an accredited auditor. Liquidnet engages an outside auditor to confirm that it has implemented information security compliant with ISO 27001. Liquidnets ISO 27001 certification is posted on the Liquidnet participant website and available to our participants at any time. Liquidnet also provides a copy of the certification to participants upon request.

Employee trading policies and review

The Liquidnet Employee Trading Policy (the Policy) is designed to protect against trading on Member, Customer, and LP~~Liquidity Partner~~ confidential transaction information. The Policy is applicable to all Liquidnet employees in the US, including those employees who possess FINRA-registered licenses maintained by Liquidnet (Covered Persons). Covered Persons are permitted to maintain their personal brokerage accounts - and other related (i.e. IRA and ERISA) accounts, (Covered Accounts) with a third-party broker, subject to the requirements and restrictions set forth in the Policy. All Covered Persons are required to disclose and receive pre-approval of their Covered Accounts from the Compliance Department, and provide duplicate transaction confirmations, and if required, duplicate account statements.
Prior to the establishment of a Covered Account with a third-party broker, a Covered Person is required to obtain approval from the Compliance Department. A Covered Person is permitted to buy and sell the following; equity securities, equity derivatives and ETFs in a Covered Account. Covered persons are prohibited from participating in Initial Public Offerings (IPOs).

The Liquidnet Compliance Department uses a third-party software product to facilitate disclosure and pre-approval of Covered Accounts and pre-clearance of transaction requests, and to assist in monitoring for compliance with Liquidnet policies related to employee trading. The minimum holding period for Covered Persons is not required for transactions that have been pre-cleared by the Compliance Department. Liquidnet requires Covered Persons to provide confirmations and statements within the third-party software product maintained by the Compliance Department.

Covered Employees who violate Liquidnet's employee trading policies are subject to sanction, including potential termination of employment.

E-mail, IM and correspondence review

Liquidnet has policies for review of email, IM and other correspondence sent by registered Liquidnet employees. These reviews, which are conducted by Liquidnets business managers (with oversight by Compliance), include a review for any communications that could evidence misuse of ~~customer~~Customer information in violation of Liquidnet firm policy. Liquidnet maintains a record of all email, IM and other correspondence sent and received; these records are available for review by Liquidnet personnel as required in response to a regulatory inquiry or in connection with an internal review.

Supervisory process

Liquidnet supervisory personnel are required to certify on a monthly basis that any use of ~~customer~~Customer data within the supervisors business unit is in compliance with Liquidnet firm policy. Liquidnet personnel are only permitted to use ~~customer~~Customer data for the purpose of performing their respective business functions as described in the response to Item 7.d. of this Part II.

Trading Rules and Order Handling Q&A

The Liquidnet Trading Rules describe the various job functions within Liquidnet and the permitted access to and use of trading data by the employees performing each job function. Liquidnet employees are made aware of and required to comply with any limitations on access set forth in the Trading Rules. Such limitations are described in the response to Item 7.d. of this Part II. Supervisory personnel are required to monitor for compliance with these access limitations. These restrictions also are set forth in the Order Handling Q&A document, which Liquidnet updates on a quarterly basis and makes available to all participants.

Security and risk management ~~department~~group

The ~~Liquidnets Security and Risk Management (~~SRM~~)~~ group~~Department~~ has responsibility for security and risk management functions at Liquidnet, which includes maintaining the security of ~~customer~~Customer trading information.

Pre-employment screening

Liquidnet conducts a pre-employment screening of employees for inconsistencies in application and resume information. After an offer is accepted, a criminal background screening may be conducted, subject to compliance with regulatory restrictions. All registered representatives must consent to a Pre-Registration Review.

Training and security awareness

SRM conducts onboarding and ongoing training for employees in Liquidnets information security policies and best practices.

System access controls

Liquidnet has instituted technological controls on access to trading information, including user name and password controls, secure remote access with two-factor authentication, access control lists on systems and networks, and network segmentation. These controls are evaluated on an annual basis by an external party, and included in an SSAE18 report and ISO 27001 certification, which are available to our participants and regulators.

Keycard controls and video surveillance

Liquidnets offices are equipped with keycard access controls and video surveillance. Liquidnets data centers are protected with a combination of keycard, biometric and video surveillance systems.

Monitoring of data transmission

All e-mail, web traffic and information copied to removable storage is monitored by a data leakage protection system, which provides alerts to the SRM Department should confidential information be detected in these communication channels.

Firewall and IDS protection

Liquidnets external network perimeters are protected by firewalls and intrusion detection systems. Liquidnet engages a third-party consultant to perform annual external network security assessments.

Liquidnet Transparency Controls

Liquidnet makes available to Members and buy-side customers a web-based system known as Liquidnet Transparency Controls. Liquidnet Transparency Controls allows Members and buy-side customers to view details about the liquidity sources with which they interact and the products and services they participate in that utilize their trading information. Members and buy-side customers use the tool to make elections relating to certain liquidity sources and products and services that access the participants trading information. See the response to Item 14 of Part III for additional detail regarding Liquidnet Transparency Controls.

Item 7b

Liquidnet Transparency Controls (described in the response to Item 7.a. of this Part II) involves two categories of settings: one category of setting relates to liquidity sources; the other category of setting relates to data usage. This response focuses on the settings in Liquidnet Transparency Controls that relate to data usage.

There are four settings in Liquidnet Transparency Controls that relate to data usage, as follows:

* Liquidnet community advertising. Liquidnet community advertising refers to any trade advertising that is limited to Liquidnet Members and ~~customer~~Customers. Examples of community trade advertising are advertising through Liquidnet 5, Liquidnet sales coverage, third-party EMSs and OMSs of Members and ~~customer~~Customers and Member and ~~customer~~Customer chat rooms. By default, Members and ~~customer~~Customers are opted-in to intra-day (including real-time) Liquidnet community advertising of their trades. Through Liquidnet Transparency Controls, Members and ~~customer~~Customers can opt-out of intra-day Liquidnet community advertising of their trades.

* External trade advertising. External trade advertising refers to any trade advertising that is not limited to Liquidnet Members and ~~customer~~Customers. External trade advertising includes Bloomberg advertising. By default, Members and ~~customer~~Customers are opted-in to intra-day (including real-time) external advertising of their trades. Through Liquidnet Transparency Controls, Members and ~~customer~~Customers can opt-out of intra-day external advertising. After T+20, LNI can disclose executed trades to current and prospective Members and ~~customer~~Customers, regardless of whether the parties to the trade have opted out of community or external advertising.

* Trading Desk and Business Development personnel access to execution data. By default, Trading Desk and Business Development personnel can view all executions by the participants that they cover, regardless of the order type. A Member or ~~customer~~Customer can elect through Liquidnet Transparency Controls to restrict Trading Desk and Business Development personnel to only view the Members or ~~customer~~Customers algo executions (including surge capture and residuals).

* Targeted invitations. A Qualifying Member elects whether to receive targeted invitations through Liquidnet 5. Participation in this functionality is subject to opting-in through Liquidnet Transparency Controls because the sender of a manual targeted invitation is notified whether there is at least one recipient for the targeted invitation. See the response to Item 15 of Part III for additional detail.

The only participants that can make elections through Liquidnet Transparency Controls are Members and ~~customer~~Customers. Brokers cannot make elections through Liquidnet Transparency Controls and cannot opt-out from intra-day Liquidnet community and external advertising, subject to the following exceptions:

* Transition managers can make elections through Liquidnet Transparency Controls
* For orders transmitted by a ~~liquidity partner~~LP through a participant identifier that only permits

principal orders, the ~~liquidity partner~~LP can opt-out from intra-day external advertising and instead opt-in to end-of-day external advertising or opt-out of external advertising. ~~Liquidity partners~~LP can request either of these alternatives by contacting their trading coverage.

~~LNI defaults Liquidnet Capital Markets (LCM) customers to intra-day community and external advertising. LCM customers cannot opt-out from intra-day community advertising. LCM customers can opt-out from intra-day external advertising. LCM customers do not have access to Liquidnet Transparency Controls. LCM customers can request either of these alternatives by contacting their trading coverage.~~

Participants cannot opt-out from Liquidnet community advertising after T+20. In other words, after T+20, LNI can disclose any executions to any existing or prospective Member or ~~customer~~Customer.

Regardless of any opt-in, LNI does not identify the participant in any of the communications described above.

Upon request by a Member or ~~customer~~Customer, Liquidnet may, in its sole discretion, limit access by Trade Coverage personnel to a Members or ~~customer~~Customers order and execution data.

Item 7c

A participant can update any existing default or election in Liquidnet Transparency Controls by updating the Liquidnet Transparency Controls website or by instructing its sales or trading coverage to implement the requested change.

Upon request by a Member or ~~customer~~Customer, Liquidnet may, in its sole discretion, limit access by Trade Coverage personnel to a Members or ~~customer~~Customers order and execution data.

Item 7d

The following is a summary of the roles and responsibilities in Liquidnet that have access to trading information, the trading information that is accessible by the employees in these roles and the basis for the access. These employees can be located in the US or other Liquidnet regions, as Members and ~~customer~~Customers outside the US can trade US equities through the Liquidnet ATSs in an equivalent manner to US Members and ~~customer~~Customers. Some of these roles/functions may be combined in certain Liquidnet regions, as described below.

A. Trade Coverage personnel

Roles and responsibilities

Trade Coverage personnel sit on the Sales desk. Their role is to facilitate negotiations and executions involving Members and ~~customer~~Customers, monitor Member and ~~customer~~Customer orders that interact with the Liquidnet ATSs and/or external venues (including algorithmic orders) and respond to inquiries and diagnose issues. While Trade Coverage personnel cannot execute Member or ~~customer~~Customer orders, they may recommend order modifications, where appropriate. In real-time, Trade Coverage personnel may also troubleshoot an order that is not performing properly, where instructed by a ~~customer~~Customer; troubleshooting can include modifying the parameters of the order. Trade Coverage personnel can communicate real-time or historical Liquidnet trade execution data to Members and ~~customer~~Customers, subject to compliance with participant Transparency Controls settings. Trade Coverage personnel can also communicate real-time or historical public or ~~readily-available~~readily available execution data to Members and ~~customer~~Customers; for example, to notify Members and ~~customer~~Customers of the closing volume in a stock in the overall market for one or more prior days. Readily-available data means data that is available to industry participants through Bloomberg and similar subscription services. Trade coverage personnel can also provide various transaction cost analysis (TCA) reports and/or trading analytics to Members and ~~customer~~Customers. This includes providing a description of the analytics and distributing reports provided by other Liquidnet personnel. Trade Coverage personnel provide services for the ATS and the non-ATS portions of LNIs business.

Access to data

Through various internal support tools, Trade Coverage personnel can view: Members and ~~customer~~Customers order and execution information, including, but not limited to, live and broken match data (including potential match quantity); negotiation histories; Liquidnet algo (including both low touch and high touch orders), Liquidnet-only, LN auto-ex, automated negotiation and targeted invitation orders created by Members and ~~customer~~Customers; activity relating to specific Liquidnet products (such as targeted invitations); information relating to OMS placements; interaction between LNI and the Negotiation and H2O ATSs; and all trades executed by LNI. Trade Coverage personnel can view this information at the Member, ~~customer~~Customer, and trader level. When a Trade Coverage representative can view a match through an internal support tool, the Trade Coverage representative can view both sides to the match.

Trade Coverage personnel can also view information relating to the traders who access the H2O ATS, including, but not limited to: whether or not the trader is logged in; the traders current number of indications in the ~~system~~ System and the shares and principal value represented by those indications; number, shares and principal value of outside and invalid indications; and the traders historical executed ADV through the ~~system~~System.

Upon request by a Member or ~~customer~~Customer, Liquidnet may, in its sole discretion, limit access by Trade Coverage personnel to a Members or ~~customer~~Customers order and execution data.

Member and trader performance and activity through Liquidnet

Trade Coverage personnel have access to reports on Member and trader performance and activity through the ~~system~~System, including positive action rates (PAR) and realization rates of individual Members and traders. Realization rate is the percentage of matched shares executed by a party. Reports can be broken out by date, country, sector, market cap and similar aggregated categories. These reports do not include symbol information. Reports can include for the relevant period data on matched liquidity, match rate, contra PAR, contra realization rate, trading revenue and percentage of volume traded through different order types.

Reports also can include data on indications received from a Member by instrument type, including aggregate number of indications, principal value or shares and the time of the most recent indication received from a Member. These reports do not include symbol information. Liquidity data is not broken out between buy and sell liquidity.

These reports can be ~~product-specific~~product specific. Examples of product-specific information would be the number of proposed orders submitted by a trader or Member to the algo ranking model, the number of targeted invitations sent or received by a Member or trader, the number and size of executions resulting from targeted invitations sent or received by a Member or trader, and response rates on targeted invitations sent or received by a Member.

Transition of personnel from Trade Coverage to Business Development role

For a limited time period Trade Coverage personnel transitioning to a Business Development role can perform both functions on the same day but at different times of the day.

Sales supervisory personnel

Personnel with management and supervisory responsibility for Trade Coverage personnel have access to the same information available to the Trade Coverage personnel whom they supervise.

B. Trading Desk personnel

Roles and responsibilities

Trading Desk personnel sit on the trading desk in the applicable region. They can trade orders sent to the desk by a ~~customer~~Customer in accordance with the ~~customer~~Customers instructions. Through the EMS used by the Trading Desk:

* Trading Desk personnel handle, troubleshoot and monitor all high-touch ~~customer~~Customer orders.
* Trading Desk personnel also can view and monitor low-touch Member and ~~customer~~Customer algo orders and provide consultative support to Members and ~~customer~~Customers in connection with these orders.

Trade Coverage personnel can perform the Trading desk function on a back-up basis. In such cases, Trade Coverage personnel will not have access to internal Trade Coverage support tools.

Trading desk personnel provide services for the non-ATS portion of LNIs business.

Access to data

Through internal support tools, Trading Desk personnel can view execution information of Members and ~~customer~~Customers relating to their trading desk and algo orders. Trading Desk personnel can see whether trading desk orders were crossed by Liquidnet in one of its ATSs or executed on an external venue. Trading Desk personnel can view whether an execution resulted from a targeted invitation.

Trading Desk personnel cannot view matching indications.

Trading Desk supervisory personnel

Personnel with management and supervisory responsibility for trading desk activity can view Liquidnet trading activity for supervisory purposes.

C. Business Development personnel

Roles and responsibilities

Business Development personnel are responsible for selling the different Liquidnet products, including products available through the Liquidnet desktop application. Business Development can communicate real-time or historical Liquidnet trade execution data to ~~customer~~Customers, subject to compliance with participant Transparency Controls settings. Business Development can provide trading analytics to ~~customer~~Customers. This includes providing a description of the analytics that the Business Development is providing and distributing reports provided by other Liquidnet personnel.

Access to data

Business Development personnel have access to historical order and execution data for all Members and ~~customer~~Customers in the primary regions that they cover (including data for any other regions in which those Members and ~~customer~~Customers are trading). Business Development personnel do not have access to the Liquidnet EMS. A Member or ~~customer~~Customer can elect through Transparency Controls to restrict Business Development personnel to only view the Members or ~~customer~~Customers algo orders and executions (including surge capture and residuals).

D. Execution Consulting & Quant Strategies personnel

Roles and responsibilities

Liquidnets Execution Consulting & Quant Strategies personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and customers concerning the use and optimization of Liquidnets full suite of trading products. The personnel also support the design, research, and specification of Liquidnets product suite including, but not limited to, Liquidnets algorithms, quant models and analytics signals. Additionally, these personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. Execution Consulting & Quant Strategies personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations. Product Support personnel can escalate production issues to this team for research and resolution. Trade Coverage and Trading Desk personnel also may escalate to the Execution Consulting & Quant Strategies team Member and customer queries relating to trading decisions made by Liquidnet products, such as algos. Liquidnets Execution Consulting & Quant Strategies personnel cannot engage in trading activity and cannot modify any parameters of a Liquidnet algo order.

Access to data

Execution Consulting & Quant Strategies personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations.

Liquidnets Execution Consulting & Quant Strategies personnel have access to the same transaction cost analysis tools as described above for Trade Coverage personnel.

Through other internal support tools, quantitative analytics personnel can view all execution information of Members and customers and all Member and customer algo order and execution information. Execution Consulting & Quant Strategies personnel also have access to all LNI order and execution information for model development and research.

Broken match data

Through a Liquidnet reporting tool, Execution Consulting & Quant Strategies personnel have access to data relating to broken matches. The purpose of this access is to enable Execution Consulting & Quant Strategies personnel to address Member queries relating to broken matches. For this purpose, matches can consist of matches with contra-indications and matches with contra-orders from Members and customers. Execution Consulting & Quant Strategies personnel can access all data relating to broken matches for this purpose.

A Members consent is required before Execution Consulting & Quant Strategies personnel can access this data on behalf of a Member. The consent of contras is not required, but the contras are not identified through this reporting tool.

Execution Consulting & Quant Strategies personnel can provide their analysis to the requesting Member with respect to the match to which the Members query relates (but without providing any contra information) or with respect to the Members matches in general.

Targeted invitation analysis

In connection with providing analysis for surveillance monitoring of targeted invitations, Execution Consulting & Quant Strategies personnel have intra-day and historical access to the relevant details of targeted invitations sent by Members.D. Performance Analytics personnel

Roles and responsibilities

Liquidnets Performance Analytics personnel are responsible for providing tailored trade performance reports, analyses and consultation to Members and customers concerning the use and optimization of Liquidnets algos and other trading products. These personnel also provide reports and analyses on community performance on an aggregate basis, as well as transaction cost analysis. Performance Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Performance Analytics personnel have access to all order and execution information on an intraday basis. They also have access, on a T+1 basis, to symbol-specific information concerning active and broken matches (including match quantity and time), indication and negotiation history (including outside indications and contra party), and targeted invitations.

Liquidnets Performance Analytics personnel have access to the same transaction cost analysis tools as described above for Trade Coverage personnel.

Through other internal support tools, quantitative analytics personnel can view all execution information of Members and customers and all Member and customer algo order and execution information. Performance Analytics personnel also have access to all LNI order and execution information for model development and research.

Broken match data

~~Through a Liquidnet reporting tool, Performance Analytics personnel have access to data relating to broken matches. The purpose of this access is to enable Performance Analytics personnel to address Member queries relating to broken matches. For this purpose, matches can consist of matches with contra-indications and matches with contra-orders from Members and customers. Performance Analytics personnel can access all data relating to broken matches for this purpose.~~

~~A Members consent is required before Performance Analytics personnel can access this data on behalf of a Member. The consent of contras is not required, but the contras are not identified through this reporting tool.~~

~~Performance Analytics personnel can provide their analysis to the requesting Member with respect to the match to which the Members query relates (but without providing any contra information) or with respect to the Members matches in general.~~

~~Targeted invitation analysis~~

~~In connection with providing analysis for surveillance monitoring of targeted invitations, Performance Analytics personnel have intra-day and historical access to the relevant details of targeted invitations sent by Members.~~

E. Liquidity ~~partnerships~~ Partnership personnel

Roles and responsibilities

~~Liquidnets~~ L~~l~~iquidity ~~partnerships~~ Partnership personnel have responsibility for managing LNIs relationships with LPs and sponsored brokers. Liquidity ~~partnerships~~ Partnership personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

These personnel have access to symbol-specific information concerning orders transmitted by LPs on a T+1 basis and executions by LPs on an intra-day basis. Liquidity Partnership personnel have access to information concerning targeted invitations from LP orders on an intra-day basis.

Through various internal tools, Liquidity Partnership personnel also have access on a real-time and historical basis to aggregated (non-symbol specific) information on orders transmitted and executed by LPs and sponsored brokers over daily and monthly time periods, including execution volume, revenue from the broker, revenue from contras (without the contras being identified), average order size, average daily unique liquidity and firm-up rate on conditional orders. Average daily unique liquidity is computed based on order size but seeks to remove duplicate order volume in the same symbol and side for a particular day. Data is broken out by LP name, contra type (for example, broker block, automated routing order or algo order), capacity of the LP (for example, agent or principal), and type of order (for example, firm or conditional, and algo or Liquidnet-only). Data relating to sponsored brokers is broken out based on the underlying Member or ~~customer~~Customer. Data is provided for the prior trading day or a

30

longer prior period as selected by the user. Liquidity Partnership personnel in one region have access to this data for all regions. Liquidity Partnership personnel in all regions also have access to symbol-specific, real-time information concerning Member and ~~customer~~Customer algo orders transmitted and executed through InfoReach; they also review various reports for surveillance purposes.

~~F. Algo Design and Research personnel~~

~~Roles and responsibilities~~

~~Liquidnets Algo Design and Research personnel are responsible for the design, research and specification of LNIs algorithms, as well as related models and analytic signals used by LNIs algos. This team has responsibility for the design, research and specification of algorithms that provide best execution for Members and customers in accordance with Member and customer requirements and LNIs regulatory obligations. Product Support personnel can escalate production issues to this team for research and resolution. Trade Coverage and Trading Desk personnel also may escalate to the Algo Design and Research team Member and customer queries relating to trading decisions made by LNIs algos. Algo Design and Research personnel provide services for the non-ATS portion of LNIs business.~~

~~Access to data~~

~~To facilitate these objectives, Liquidnets Algo Design and Research personnel have access to algo order information on a real-time and historical basis. Liquidnets Algo Design and Research personnel cannot engage in trading activity and cannot modify any parameters of a Liquidnet algo order.~~

~~G. Best execution analysis personnel~~

~~Roles and responsibilities~~

~~One employee is responsible for preparing the data for Liquidnets monthly best execution meeting for the US and Canada. This employee generates aggregated (not symbol-specific) data for review by Liquidnets Best Execution Committee.~~

~~Access to data~~

~~When acting in this capacity, this employee has access to matched indication, order, execution and other trading information on a T+1 basis solely for purposes of preparing this aggregated data for review by the Committee. This employee is an Trade Coverage and Liquidity Partnership employee and can act as a Trading Desk employee on a back-up basis.~~

F~~H~~. Commission Management Services personnel

Roles and responsibilities

Liquidnets Commission Management Services personnel provide commission management services including commission aggregation, commission analyzer and broker vote services. Commission management personnel provide services for the non-ATS portion of LNIs business.

Access to data

Liquidnets Commission Management Services personnel have access to all LNI trade and allocation information.

G~~I~~. Sales Analytics ~~group~~ personnel

Roles and responsibilities

The Sales Analytics team provides data and reports to internal Liquidnet ~~customer~~Customers, such as Corporate Leadership, Sales and Marketing, for use in monitoring, developing and enhancing Liquidnets products and services as well as in support of Liquidnets sales and marketing efforts. In addition, Sales Analytics personnel provide Members and ~~customer~~Customers with analysis and reporting that offers Members and ~~customer~~Customers insight into how they are using Liquidnets products and services. Sales Analytics personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Sales Analytics personnel have access to indication, order and trade information in the database and through internal reporting tools. Reports, which can include trading information, may only be provided by the Sales Analytics group to employees in other groups if those employees are authorized, pursuant to Liquidnets policies, to have access to the associated data. Sales Analytics personnel also have access to one or more internal TCA tools to run TCA reports for participants.

H.~~J~~. Product Support and Implementation personnel

Roles and responsibilities

Product Support and Implementation personnel are part of Liquidnets Member Services group. Product Support and Implementation personnel assist with implementation of participants, maintain up-time of the ~~system~~System, support connectivity with participants, and assist in resolving technical and functional issues affecting participants in their use of the ~~system~~System. Product Support and Implementation personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Liquidnets Product Support personnel have access to indication, order and trade information in the database and through the various Liquidnet support tools to assist in addressing technical and functional issues affecting Members and ~~customer~~Customers. Product Support and Implementation personnel also have access to logs from each Members Liquidnet desktop trading application and OMS interface with Liquidnet to assist in researching and troubleshooting implementation issues, evaluating additional liquidity from a Member that could be provided to the ~~system~~System, and suggesting technical improvement to a Members interface.

~~K~~I. Trade Services personnel

Roles and responsibilities

Trade Services is part of Liquidnets Member Services group. Trade Services handles account set-up, trade allocations and trade settlement. Trade Support personnel provide services for the ATS and non-ATS portions of LNIs business.

Access to data

Trade Services personnel have access to Member and ~~customer~~Customer execution, account, allocation and settlement information and the full quantity of any executed order.

~~L. LCM personnel~~

~~Roles and responsibilities~~

~~Liquidnet Capital Markets (LCM) personnel work on public issuer transactions for equities. The LCM team works with issuers, individual and corporate control persons, private equity firms and venture capital firms to attract secondary offering, corporate repurchase, and control-person transactions for the benefit of LNIs Members and customers. LCM customers do not have access to the Liquidnet desktop trading application; all listed shares transactions are facilitated through the LNI trading desk. LCM personnel provide services for the non-ATS portion of LNIs business.~~

~~General~~

~~LCM personnel do not have access to any Member or customer indication, negotiation, match or order information. LCM personnel can access Liquidnet execution information after T+20 and provide this information to LCM customers. The parties to the trade are not identified to LCM personnel.~~

See ATS-N Part 2 ITM.7d for the remainder of this response.

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Part III

Item 2b

Participant categories

The participant categories for the H2O ATS are as follows:

* Members
* Customers
* Liquidity partners.

There are two categories of ~~customer~~Customers:

* Trading desk and algo customers
* Automated routing customers.

Participation in the H2O ATS can be either direct or indirect. Direct participation means that a participant transmits an order directly to the H2O ATS. Indirect participation means that a participant transmits a parent order to LNI, and LNI transmits a child order to the H2O ATS; this child order is referred to as an LNI resting order. If an order from a participant can access the H2O and Negotiation ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the Liquidnet ATSs.

A Member can participate directly in the H2O ATS by transmitting a broker block accept. A Member also can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the Members parent order.

A ~~customer~~Customer can transmit a parent order to LNI, and LNI can transmit an LNI resting order to the H2O ATS as a child order of the ~~customer~~Customers parent order

An LP can participate directly in the H2O ATS by transmitting an LP resting order or an LP IOC order.

Members

A Member is an entity that meets the Member admission and retention criteria set forth below, as applicable. Members transmit indications from their ~~order or execution management system (~~OMS~~)~~ or EMS to LNI and manage those indications through Liquidnet 5, which is installed at one or more trader desktops at the Member firm. Indications can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through Liquidnet 5. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through Liquidnet 5. Algo customers typically transmit orders to LNI through their OMS.

Automated routing customers

As an alternative means of accessing LNI and the H2O ATS, buy-side institutions that meet certain applicable Member admission criteria as set forth below can transmit orders (including conditional orders) to LNI and the H2O ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism), subject to the exception below.

Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to Liquidnet on an order-by-order basis.

Liquidity partners

~~Liquidity partners (~~LPs~~)~~ are ATSs, MTFs and registered broker-dealers that transmit immediate-or-cancel (IOC) or resting orders to Liquidnet H2O for execution. LPs do not have access to Liquidnet 5 or any other Liquidnet desktop trading application. LPs do not interact with the Negotiation ATS. LPs cannot make elections pursuant to Liquidnet Transparency Controls.

LPs include firms that access the Liquidnet ~~system~~ System via their own or third-party routing infrastructure/algos (known as external LPs) and firms that rely on Liquidnets technology/algos to access the Liquidnet ~~system~~System. As such, LPs also can create algo orders that interact with Liquidnet H2O as resting orders and also may interact with external venues in the same manner as ~~customer~~Customer orders. These algo orders do not interact with the Negotiation ATS.

Participating in multiple participant categories

A buy-side firm can be both a Member and a ~~customer~~Customer. When transmitting orders through Liquidnet 5, a firm is acting as a Member; when transmitting orders through another method, a firm is acting as a ~~customer~~Customer.

Admission criteria for Members

* A Member must be a buy-side institutional investor (also referred to as an institutional investor or buy-side firm), a broker-dealer that is a transition manager, a sell-side firm that is an outsourced dealing services provider that meets the requirements set forth below, an outsourced trading desk (OTD) that meets the requirements set forth below, or a broker-dealer where all of the following conditions apply:
** the broker-dealer is affiliated with a Liquidnet Member that is an institution
** the traders for the institutional Member act as dual employees of the broker-dealer for purposes of executing institutional-size orders (which can be an aggregation of retail-sized

orders)
** the same traders handle both types of orders
** Liquidnet and the broker-dealer have implemented the necessary processes for regulatory reporting. Transition manager means a nationally recognized transition manager in the applicable country or region that acts as a fiduciary in its transition management business. Transition managers are only permitted access to Liquidnet 5 for their transition management order flow.
* Alternatively, an affiliated broker-dealer of a buy-side institutional investor can be a Member if: (A) the affiliated broker-dealer trades only on behalf of the buy-side institution; (B) the buy-side institution and the affiliated broker-dealer satisfy all of the applicable Member conditions below in this section; (C) the affiliated broker-dealer trades only on an agency basis; and (D) the affiliated broker-dealer has no ~~customer~~Customers other than its affiliated buy-side institution.
*A Member of Liquidnet Asia, Liquidnet Australia, Liquidnet Japan or Liquidnet Singapore must be a buy-side institutional investor, and (A) in the case of a Member of Liquidnet Asia, a qualified investor, as defined under Hong Kong law, and (B) in the case of a Member located in Singapore, a professional investor, accredited investor or institutional investor.
*A Canadian or US Member must have total equity assets, or total equity assets under management, of US $100 million or more, or the equivalent in another currency (applicable to institutional investors only).
* A Member that provides indications to Liquidnet must have an ~~order management system~~ ~~(~~OMS~~)~~ with which Liquidnet can interface. An OMS is software that a firm uses to manage its order flow.
* A Member must enter into a subscriber agreement and other documentation required by Liquidnet.
* A Member must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time, including any criteria concerning total equity assets or total equity assets under management as Liquidnet may establish in any region from time to time. This also includes Liquidnets compliance with any ~~customer~~Customer identification procedure and other anti-money laundering rules and regulations relating to ~~customer~~Customer due diligence.
* Liquidnets clearing broker must consent to the institution as a Liquidnet ~~customer~~Customer.

Admission criteria for algo and trading desk customers

* An LNI algo or trading desk customer must be: (A) an institutional investor; (B) a broker-dealer that is a transition manager; (C) an outsourced trading desk (OTD) that meets the requirements set forth below; or (D) an ~~customer of Liquidnets Capital Markets group, consisting of~~ issuers for corporate buybacks.~~, individual and corporate control persons, private equity firms, and venture capital firms.~~
* A Liquidnet Europe algo or trading desk customer must be: (A) an institutional investor; or (B) a segregated transition manager within a securities dealer.
* A Liquidnet Canada algo or trading desk customer must be an institutional investor.
* A Liquidnet Australia algo or trading desk customer must be: (A) an institutional investor; or (B) a securities dealer that is a transition manager.
* A Liquidnet Asia or Liquidnet Singapore algo or trading desk customer must be (a) a qualified investor, as defined under Hong Kong law and, in the case of a trading desk customer located in Singapore, a professional investor, accredited investor or institutional investor, or (b) an outsourced trading desk for APAC equities that meets the requirements set forth below.

* An algo or trading desk customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

* Liquidnets clearing broker must consent to the entity as a Liquidnet ~~customer~~Customer.

Admission criteria for automated routing customers

* An automated routing customer must be: (A) an institutional investor that transmits orders through an internal order router; (B) an institutional investor that transmit orders through an order router operated by a third-party service provider; or (C) a securities dealer that transmits orders through an order router on behalf of one or more institutional investors. Automated routing customers under (A) and (B) are referred to as buy-side automated routing customers; securities dealers under (C) are referred to as automated routing brokers.

* In addition to the admission and retention criteria set forth in this section: ** Buy-side automated routing customers also must the criteria set forth in the 3rd through 6th and 8th bullets under Admission criteria for Members. ** Customers of an automated routing broker also must meet the criteria set forth in the 3rd through 6th bullets under Admission criteria for Members.

* For an automated routing customer relationship that involves a service provider or securities dealer (a provider), the provider must satisfy Liquidnet, and Liquidnet must determine, that the providers order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants. In making this determination, Liquidnet will take into consideration a variety of factors, including the providers automated routing logic and venue prioritization, use of conditional orders, use of committed orders, data usage and disclosure, risk controls and compliance oversight.

* In the case of a securities dealer transmitting an order on behalf of a buy-side firm, unless otherwise agreed between Liquidnet and the dealer, the securities dealer must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism). Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to Liquidnet on an order-by-order basis.

* An automated routing customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for LPs ~~liquidity partners~~

* The LP and LNI must enter into and maintain in effect a routing agreement mutually acceptable to the LP and LNI, and the LP must comply with its obligations under the agreement.

* An LP must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and/or the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. See the response to Part III, Item 13.b., for additional detail.

Participants dually-registered as a broker-dealer and investment advisor

LNI treats a dually-registered firm as a buy-side institutional investor where the following conditions have been met: the firm is dually registered as an investment advisor and broker-dealer; the firm settles trades with Liquidnet as a broker-dealer; the firm trades only on behalf of its customers who have entered into investment management agreements with the firm; and the firm only trades for its customers on a discretionary basis.

Institutional investor as an affiliate or division of a bank

An institutional investor can include an affiliate or division of a bank where the affiliate or division conducts an investment or wealth management business. For the purposes of the foregoing, this may include a broker-dealer affiliate of a bank.

Third-party broker routing-back functionality

Where a Member or ~~customer~~Customer creates an algo order and LNI utilizes a third-party brokers routing technology, the third-party broker can route all or a portion of the order to the Liquidnet ATSs. In each case, LNI can identify the Member or ~~customer~~Customer associated with any such order through an order value provided by LNI to the third-party broker and communicated back to LNI by the third-party broker, but LNI does not disclose to the third-party broker the identity of the Member or ~~customer~~Customer.

Outsourced trading desk

Liquidnet may onboard a broker-dealer acting as an outsourced trading desk (OTD) for buy-side firms (including firms that conduct a wealth management business) as (i) a trading desk or algo customer (i.e., no access to the Liquidnet desktop application) or (ii) as a Member (i.e., with access to the Liquidnet desktop application), subject to the following conditions:

* In the case of an OTD onboarded as a trading desk customer, the OTD must meet all admission and retention criteria applicable to a trading desk customer in the relevant region
* In the case of an OTD onboarded as a Member, the OTD must satisfy Liquidnet, and Liquidnet must determine, that the OTDs order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants
* Unless otherwise agreed between Liquidnet and the OTD, the OTD must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism)
* Unless otherwise agreed between Liquidnet and the OTD, the buy-side firm must enter into an agreement with Liquidnet

* Liquidnet may settle trades either with the broker-dealer or directly with the buy-side firm (where identified)

* The OTD acts on an agency-only basis and does not engage in any proprietary trading or market making activity

* The OTD may also handle transition management business

*Where the buy-side firm is identified to Liquidnet, Liquidnet will apply Transparency Controls settings based on the settings of the buy-side firm, as applicable.

The buy-side firm and the outsourced trading desk are both considered trading desk customers or Members, as applicable, (and not LPs) in connection with this arrangement.

Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as either a Member or a trading desk customer even if the broker dealer does not identify the underlying buy-side institution to Liquidnet on an order-by-order basis.

Where an OTD participates as a Member, the OTD shall not disclose information provided through the Liquidnet desktop application to any customer of the OTD other than a customer on behalf of whom the OTD has transmitted orders to Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the OTD (the applicable customer), the OTD will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.

Outsourced dealing services provider (APAC and EMEA)

A buy-side firm that meets all Member admission criteria and does not have its own order dealing function can nominate an outsourced dealing services provider for buy-side firms in APAC or EMEA (referred to as a Provider) to transmit its indications and orders to Liquidnet and manage those indications and orders through Liquidnet 5. The buy-side firm may or may not be an affiliate of the Provider. The buy-side firm is referred to as a Member because it must meet all Member admission criteria, but the buy-side firm when acting in this capacity does not have access to Liquidnet 5. The Provider is referred to as a Member because it has access to Liquidnet 5.

The Provider is responsible for making all elections through Liquidnet Transparency Controls, which apply to all the buy-side firms that have nominated the Provider. All system configurations relating to trading apply at the Provider level.

In addition to the conditions above, the following conditions must be met:

* The Provider must agree that Liquidnet will clear and settle any trades directly with the buy-side firm and not with the Provider.

* The Provider must confirm to Liquidnet that the provider does not act as a settlement counterparty on any trades, whether or not executed through Liquidnet.

* The Provider does not engage in proprietary trading.

* When interacting with Liquidnet, the provider acts in the capacity of reception and transmission of orders as set forth under MiFID II.

* The Provider only transmits orders to Liquidnet for the buy-side firms that meet the conditions described above, and Liquidnet has entered into a Subscriber Agreement with any buy-side firm included under this arrangement.
* The Provider shall not disclose information provided through Liquidnet 5 to any customer of the Provider other than a customer that has entered into a Subscriber Agreement with Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the Provider (the applicable customer), the Provider will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.
* The Provider must identify to Liquidnet the applicable buy-side firm for each indication and order on an indication-by-indication and order-by-order basis.

APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.

Qualifying Members and customers for targeted invitations

Only qualifying Members and customers can receive targeted invitations. Qualifying Members and customers are determined on a quarterly basis based on a Members or customers activity during the two prior calendar quarters.

To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

To qualify for any quarter, a customer must have created at least nine firm orders during either of the two prior quarters. If a Member is also a customer, the qualifying Member criteria are applied instead of the qualifying customer criteria.

Item 3a

General

LNI can exclude a participant from the ATS services as follows:

* LNI can exclude a participant if the participant ceases to meet any of the applicable admission criteria for the applicable participant category as set forth in the response to Item 2.b. of this Part III.
* LNI can exclude a participant based on an inadequate level of S~~s~~ystem usage. Inadequate level of ~~system~~ System usage means that the participants trading activity does not generate sufficient revenue to cover the connectivity, market data and other costs involved in supporting the participant.
* LNI can suspend or terminate a participants participation in the H2O ATS in accordance with LNIs risk management processes, based on credit concerns, material disciplinary history, regulatory compliance, ~~system~~ System and technical issues, non-compliance with the Liquidnet Trading Rules, and other factors that Liquidnet determines appropriate, subject to Liquidnet acting in a non-discriminatory manner.
* Liquidnet can determine that a participant is no longer eligible to participate as a Member but is eligible to participate as a ~~customer~~Customer based on the participant continuing to meet the ~~customer~~Customer admission and retention criteria but not the Member admission and retention criteria (for example, if a participants assets under management falls below any applicable minimum assets under management requirement for Members, as Liquidnet may establish in any region from time to time).

Liquidity Watch

Liquidity Watch is a group within LNIs Compliance Department that monitors for participant non-compliance with the Liquidnet Trading Rules. Liquidity Watch maintains metrics for each participant on their ~~system~~ System usage and monitors for patterns of conduct by participants that are adverse to other ~~system~~ System users. Examples would be evidence detected by Liquidity Watch that a Member (i) is engaging in manipulative trading activity, or (ii) is disclosing broker block information to a third-party broker. LNI can suspend or terminate a participants participation in the H2O ATS based on such activity. LNI sales and trading personnel have access to these metrics. LP coverage personnel have access to these metrics for LPs.

Conditional orders

LNI can disable a participant from sending conditional orders if LNI determines that the participants firm-up rate is too low; in making this determination, LNI takes into account whether the participants failure to firm-up is having an adverse trading cost impact on other participants.

Automated market surveillance for conditional orders by automated routing customers and LPs

When an automated routing customer or LP that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer or LP is automatically blocked from matching or executing in that

symbol with any contra-indications in the Negotiation ATS and/or from matching or executing in that symbol with any contra-side orders in Liquidnet H2O for a configured time period.

In addition, if an automated routing customer or LP hits a higher threshold of failing to firm-up for a configured number of times within a configured time period in one or more symbols within a trading day, an alert is generated to LNI personnel. Upon receipt of the alert, LNI personnel can block all orders from that automated routing customer or LP for the remainder of the trading day and cancel all orders received by LNI from that ~~customer~~Customer or LP that are then outstanding.

The purpose of the blocking described above is to address a technical or workflow issue that results in a pattern of excessive firm-up failures.

LNI sets default configurations for automated routing customers and LPs and can modify them for a specific automated routing customer or LP (for example, based on the overall firm-up rate of the ~~customer~~Customer or LP). Liquidnet can update the default configurations from time-to-time. Upon request, LNI will notify any ~~customer~~Customer or LP regarding its applicable configurations at that time.

Blocks based on firm-up rate

LNI can block an automated routing customer that uses conditional orders from interacting with another automated routing customer that uses conditional orders where the firm-up rate of one party is substantially below the firm-up rate of the other party when the two parties match. This is for the protection of the party with the higher firm-up rate. LNI can remove the block if LNI determines that the party with the lower firm-up rate has addressed the issues that gave rise to its low firm-up rate.

Restricting display of broker block opportunities

LNI can restrict an LP from displaying broker block opportunities in the H2O ATS if LNI determines that the LP is cancelling orders within a time period that does not provide a contra using LN5 a reasonable opportunity to execute against the LPs orders.

Item 5a

Any reference to FIX in this document means FIX version 4.0, 4.2 or 4.4. The following are the methods by which orders can be entered directly into the H2O ATS: (1) LPs can transmit IOC and resting orders directly to the H2O ATS. These orders are transmitted using the FIX protocol. (2) LNI, acting as agent, can access the H2O ATS on behalf of Members that create the following types of orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations. LNI, acting as agent, can access the H2O ATS on behalf of ~~customer~~Customers that create the following types of orders: algo orders; Liquidnet-only orders; and LN auto-ex orders. The child orders created by LNI as routes of these Member and ~~customer~~Customer parent orders are referred to as "LNI resting orders". Communication between the Liquidnet desktop trading application and Liquidnet's back-end systems is through the SmartSockets protocol. Communication between LNI's internal EMS and the H2O ATS is through the FIX protocol. Communication of parent orders is through FIX or a proprietary communication protocol agreed between LNI and the applicable OMS vendor. (3) LNI, acting as agent, can access the H2O ATS on behalf of LPs that create algo orders. LNI's internal EMS transmits these orders to the H2O ATS using the FIX protocol. (4) Members can transmit broker block accepts directly to the H2O ATS in response to receipt of broker block notifications. Communication between Liquidnet 5 and Liquidnet's back-end systems is through the SmartSockets protocol. (5) LNI trading desk personnel can enter high-touch orders in the LNI EMS for transmission to the Liquidnet ATSs and other execution venues. These high-touch orders can be algo orders or Liquidnet-only orders. LNI's internal EMS transmits these orders to the H2O ATS using the FIX protocol.

Item 5b

Orders transmitted from a participant's OMS use the FIX protocol or a proprietary communication protocol agreed between LNI and the applicable OMS vendor. Communication between the Liquidnet desktop trading application and Liquidnet's back-end systems is through the SmartSockets protocol.

Item 7a

A. List of order types

The H2O ATS has the following order types:

* LNI resting orders
* IOC orders transmitted by ~~liquidity partners (~~LPs~~)~~
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

We describe each of these order types in response to this Item 7.a.

B. LNI resting orders

Description

LNI, acting as agent, can access the H2O ATS (i.e., route to the H2O ATS) on behalf of participants that create the following types of parent orders: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations. The order transmitted by LNI is described in this document as an LNI resting order. An LNI resting order is a child order of the participants parent order. The type of parent order does not impact the priority of the LNI resting order that is the child order of that parent order.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as follows:

* Priority for better execution price. Where orders in the H2O ATS can execute at prices other than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price
* Execution at an execution price. At a particular execution price, the following priority applies:
** Execution against Member and ~~customer~~Customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or ~~customer~~Customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
** Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.
* Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can

execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:
** LNI resting orders, firm or conditional
** Resting orders from LPs, firm or conditional
** IOC orders from LPs
** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs (assuming all LPs are assigned to the same tier)
* Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in the response to Item 11.c. of this Part III. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(ii) Conditions

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order is only executed if the execution price is within the price constraints of the LNI resting order and the contra order. A price constraint is the lower of any limit price and any mid-price or better order instruction in the case of a buy order and the higher of any limit price and any mid-price or better order instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

LNI resting orders are not displayed.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

In transmitting an LNI resting order to the LN H2O ATS, LNI represents any mid-price or better order instruction provided by the Member or ~~customer~~Customer for the parent order. A mid-peg instruction means any mid-price or better order instruction.

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

(v) Routing

While the H2O ATS does not route orders, LNI, which routes LNI resting orders to the H2O ATS and Liquidnet Pool Contra (LPC) orders to the Negotiation ATS (as described in the Form ATS-N for the Negotiation ATS), interacts with the ATSs in a coordinated manner.

In particular, LNI can simultaneously transmit an LNI resting order to the H2O ATS and an LPC order to the Negotiation ATS-N. Prior to commencing a negotiation in the Negotiation ATS with respect to an LPC order, LNI pauses the LNI resting order in the H2O ATS. After the negotiation is completed, LNI can resume the LNI resting order in the H2O ATS if there are remaining shares for the parent order.

LP orders and broker block accepts only interact with the H2O ATS and do not interact with the Negotiation ATS.

(vi) Time-in-force

For algo and Liquidnet-only orders, whether created through the Liquidnet desktop trading application or sent from the ~~customer~~Customers OMS, the default time-in-force instruction is day. Most of LNIs algos also permit a participant to designate a specific expiration time. The LNI trading desk can send a day or GTC instruction or send a specific expiration time. Since the H2O ATS does not execute orders after the close of trading, the H2O ATS handles day and GTC orders in the same manner.

(vii) Modifications

LNI modifies an LNI resting order in response to a modification of the parent order by the participant.

(viii) Availability of order types across all forms of connectivity

This order type is created by LNI as a child order of one of the following types of parent orders from a participant: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitations.

The connectivity for each of these types of parent orders is set forth in the response to Item 6 of this Part III.

C. IOC and resting orders transmitted by ~~liquidity partners~~LPs

Description

~~Liquidity partners~~ (LPs~~)~~ can transmit IOC and resting orders to the H2O ATS.

(i) Prioritization

See the description above on prioritization of orders in the Liquidnet H2O ATS.

(ii) Conditions

An IOC order in the H2O ATS can execute against any resting order but cannot execute against another IOC order. Any resting order in the H2O ATS can execute against any IOC or other resting order in the H2O ATS. An IOC or resting order from an LP is only executed if the execution price is within the price constraints of the LP order and the contra order. A price constraint is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

IOC orders from LPs are not displayed.

A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

The H2O ATS only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

For a resting order, if an LP provides a mid-peg instruction in the FIX order message, LNI will only execute the LP order at or below the mid-price in the case of a sell order and at or above the mid-price in the case of a buy order.

(v) Routing

The H2O ATS does not route LP IOC and resting orders to other venues. These orders cannot interact with the Negotiation ATS.

(vi) Time-in-force

The only permitted time-in-force instruction for LP resting orders is day.

(vii) Modifications

LPs can modify order instructions based on standard FIX instructions.

(viii) Availability of order types across all forms of connectivity

LPs transmit orders through FIX, as described in the response to Item 6 of this Part III.

D. Broker block accepts

Description

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period. A broker block opportunity is an LP resting order that is notified to a Member with a contra-side indication in the applicable symbol; a broker block opportunity displays the symbol and the side of the LP to the Member.

(i) Prioritization

Orders in the H2O ATS are prioritized for execution as set forth above.

(ii) Conditions

A broker block accept can execute against any other order in the H2O ATS. A broker block accept is only executed if the execution price is within the price constraints of the broker block accept and the contra order. The price constraint for a broker block order is the lower of any limit price and any mid-peg instruction in the case of a buy order and the higher of any limit price and any mid-peg instruction in the case of a sell order. See the response to Item 11.c. of this Part III for additional detail regarding price constraints.

A Member does not receive notification of a broker block opportunity if the Member has a match with another Member or ~~customer~~Customer. If there are multiple LP contras, the Member only receives one broker block notification.

Members only receive notification of a broker block opportunity if the broker block opportunity meets one of the following minimum size requirements: 5,000 shares; 5% of ADV for the stock; or $200,000 principal value.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members indication if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets the applicable minimum notification quantity.

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, the Member is enabled to receive notice of broker block opportunities, but Liquidnet can disable this configuration upon request by the Member.

Upon request Liquidnet can set a configuration where the S~~s~~ystem will display to a trader, upon receipt of a broker block, an option to dismiss the broker block for the remainder of the trading day. If the trader elects this dismissal option, the ~~system~~ System will block the trader from receiving any broker blocks for the specific symbol and side for the rest of the trading day.

(iii) Order types designed not to remove liquidity

The H2O ATS does not have any orders types that are designed not to remove liquidity.

(iv) Pegged orders

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

(v) Routing

The H2O ATS does not route broker block accepts to other venues. Broker block accepts do not interact with the Negotiation ATS.

(vi) Time-in-force

A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

(vii) Modifications

A Member cannot modify a broker block accept.

(viii) Availability of order types across all forms of connectivity

The ability to create broker block accepts is only available through Liquidnet 5.

Item 7b

The following are differences in order types and attributes for different categories of participants and within each category:

* Only Members can create orders through Liquidnet 5.
* The following order types can only be created through Liquidnet 5: automated negotiation orders; manual targeted invitation orders; and broker block accepts. As a result, only Members can create these types of orders.
* Only ~~customer~~Customers have access to the version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. LN auto-ex orders can only be created through Liquidnet 5 or this version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. As a result, only Members and ~~customer~~Customers can create LN auto-ex orders.
* Only Members can view broker block opportunities.
* Only LPs can create LP Day and IOC orders.
* Certain requirements apply to low participation Members, as described in this filing. See the response to Part III, Item 13.b., for additional detail.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.

LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain participants upon request.

See the responses to Item 11.c. of this Part III for additional detail.

Item 8a

Minimum size

The minimum order size for LNI resting orders and IOC and resting orders from LPs is 100 shares.

Members only receive notification of a broker block opportunity if the broker block opportunity meets one of the following minimum size requirements: 5,000 shares; 5% of ADV; and $200,000 principal value.

By default, a Member receives notification of a broker block opportunity that is below the tolerance of the Members indication if the broker block opportunity meets the minimum size set forth in the preceding paragraph. The notification indicates whether the quantity of the broker block opportunity is below the Members tolerance. A Member can elect only to receive notification of broker block opportunities that are at or above the Members tolerance.

A Member also receives notification of a broker block opportunity if two or more LPs in the aggregate have opposite-side quantity that meets this minimum notification quantity.

Minimum committed order size for low participation Members

For any indication set available to match by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for indications available to match.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The H2O ATS limits the principal value of any execution to $~~150~~ 300million.

Members can set hard and soft per order quantity limits through the Liquidnet desktop trading application to protect against order entry error. The following options are available:

* By trader. Each trader can set his or her quantity limits.

* Hard or soft limit. A trader can set a hard limit or a soft limit. With a hard limit, a trader cannot create an order that exceeds the traders designated limit. With a soft limit, the ~~system~~ System notifies the trader when he or she enters a price and quantity for a Member order that exceeds his or her designated limit, but the trader can proceed to create the Member order.

* Shares or principal value. A trader can designate a maximum share limit or a maximum principal value limit.

The Liquidnet EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Participants can request modifications to the maximum size controls that apply to their orders. Notwithstanding any maximum size control set through the Liquidnet desktop trading application or the Liquidnet EMS, the principal value of an execution in the H2O ATS can never exceed $~~150~~ 300 million.

Aggregating opposite-side orders to meet an orders minimum size

For purposes of this paragraph, aggregation means executing an order (the first order) against multiple opposite-side orders where the multiple opposite-side orders do not satisfy the first orders minimum size individually but do satisfy the first orders minimum size when aggregated. The H2O ATS does not aggregate to execute against an order from an LP or an automated routing customer, unless the LP or automated routing customer specifically requests that it be configured to allow for aggregation. The H2O ATS aggregates to execute against other types of participant orders.

Item 9a

Types of conditional orders The H2O ATS receives various types of conditional orders, as described in this section. LPs can transmit resting orders on a conditional basis. An LNI resting order can be a conditional order. There are two ways in which this can occur: * The parent order from the participant is a conditional order, and LNI, in turn, sends a conditional order to the H2O ATS. * The parent order from the participant is a firm order, but LNI sends a conditional order to the H2O ATS. LNI may send a conditional order to the H2O ATS in this scenario to facilitate interaction with the H2O ATS in conjunction with interacting with external execution venues Firm-up and execution of conditional orders When one or more conditional orders match against one or more firm orders or against one or more other conditional orders, this triggers a firm-up request state. For this purpose, a match means that the contra-side orders are executable against each other subject to firm-up of any conditional orders. During the period of the firm-up request state (the f"firm-up period"), the orders that triggered the firm-up request state can only execute against each other (i.e., no other orders can execute against the orders that triggered the firm-up request state). All firm-up requests and responses are transmitted automatically using either the FIX protocol or a proprietary communication protocol agreed between LNI and the applicable OMS vendor. The H2O ATS will not execute a conditional order until a firm-up is received from the participant. The firm-up request process works as follows: * Category 1. If a conditional LP order (Category 1 conditional order) matches against a firm contra-side order, the H2O ATS sends a firm-up request to the LP. The H2O ATS cancels the LP's conditional order upon sending the firm-up request to the LP. The matching orders are in a firm-up request state for up to one second, which means that the LP order will execute against the firm contra-side resting order if the LP firms-up within one second. When the H2O ATS receives a firm-up from the LP, the H2O ATS treats this as a new firm order. The LP's firm order is cancelled after receipt of the firm-up and any associated execution. * Category 2. If a conditional LNI resting order matches against a firm contra-side order, and the LNI resting order is a child order of a parent order that is an algo order (Category 2 conditional order), LNI sends a firm-up request to the Member or customerCustomer. LNI cancels the conditional order upon sending the firm-up request to the customerCustomer. The matching orders are in a firm-up request state for up to one second, which means that the LNI resting order will execute against the firm contra-side resting order if the Member or customerCustomer firms-up within one second. When LNI receives a firm-up from the Member or customerCustomer, LNI treats this as a new firm order and transmits a new firm order to the H2O ATS. The Member's or customerCustomer's firm order is cancelled after receipt of the firm-up and any associated execution. If the parent order is firm and the LNI resting order is conditional, the same process applies except that the firm-up is by LNI instead of the Member or customerCustomer. * Category 3. If a conditional LNI resting order matches against a firm contra-side order, and the LNI resting order is a child order of a parent order that is an LN auto-ex order (Category 3 conditional order), LNI sends a firm-up request to the Member that created the parent order. The matching orders are in a firm-up state for up to five seconds, which means that the LNI resting order will execute against the firm contra-side order if the Member firms-up within five seconds. When LNI receives a firm-up from the Member, LNI treats this as a new firm order and transmits a new firm order to the H2O ATS. If the Member firms-up within the firm-up period, the Member's firm order is cancelled after receipt of the firm-up and any associated execution. If the Member sends a firm-up after the five-second period but within ten seconds after the firm-up request, LNI treats the order as a firm order for an additional five seconds, but the original firm-up period is not extended. LNI cancels the conditional order if LNI does not receive a firm-up within the firm-up period, the firm-up is for less than the full quantity of the conditional order, or LNI executes the full quantity of the conditional order. If LNI does not cancel the conditional order at that time, the conditional order is cancelled after a pre- determined time period that depends on the OMS and typically ranges between 10 and 60 seconds. * If there are conditional orders on both sides of a match, the firm-up process follows the description above, subject to the following: o If both sides are Category 1 or 2 conditional orders, the one-second firm-up period runs concurrently for both sides. o If both sides are Category 3 conditional orders, the five-second firm-up period runs concurrently for both sides. o If one side is a Category 1 or 2 conditional order, and the other side is a Category 3 conditional order, a firm-up request is first sent to the Category 3 side. A firm-up request is only sent to the Category 1 or 2 side if a firm-up has first been received from the Category 3 side within the five-second time period that applies for Category 3 orders. o Execution priority where there are multiple contras on either or both sides is determined as described in the response to Item 11.c. of this Part III. The information in a firm-up request message includes an order identifier for the conditional order and confirmation of the order instructions from the conditional order, including symbol, side, limit price, quantity and other order instructions, such as minimum quantity, time-in-force and mid-peg or better. Sending a firm-up request message communicates to a participant that there is at least one contra-side firm or conditional order. Automated market surveillance for conditional orders by automated routing customers If an automated routing customer that transmits conditional orders fails to firm-up for a configured number of times within a configured time period in a particular symbol, the automated routing customer is automatically blocked from matching in that symbol with any contra-indications in the Negotiation ATS and/or from matching in that symbol with any contra-side conditional orders in Liquidnet H2O for a configured time period. In addition, where LNI has blocked an automated routing customer from matching in a configurable number of symbols within a trading day pursuant to the preceding paragraph, LNI will block all orders from that automated routing customer for the remainder of the trading day and cancel all orders received by LNI from that ~~customer~~Customer that are then outstanding. LNI can set and modify the configurations from time to time, but at any particular time the same configurations apply for all automated routing customers transmitting conditional orders. Upon request, LNI will notify any Member or ~~customer~~Customer regarding the applicable configurations at that time. Blocks based on firm-up rate LNI can block an automated routing customer that uses conditional orders from interacting with another automated routing customer that uses conditional orders where the firm-up rate of one party is substantially below the firm-up rate of the other party when the two parties match. This is for the protection of the party with the higher firm-up rate. LNI can remove the block if LNI determines that the party with the lower firm-up rate has addressed the issues that gave rise to its low firm-up rate.

Item 10a

The H2O ATS executes trades during regular trading hours of the primary market and, for orders enabled to trade at the official closing price, for fifteen minutes after the close of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the System will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Item 10c

The H2O ATS executes trades during regular trading hours of the primary market and, for orders enabled to trade at the official closing price, for fifteen minutes after the close of the primary market. The H2O ATS does not execute an order in a stock until the primary market for the stock has opened. The H2O ATS does not conduct any specific opening process that is different from its standard trading process.

Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the ~~system~~ System will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

After a trading halt, the H2O ATS does not execute an order in a stock until the primary market for the stock has recommenced trading. The H2O ATS does not conduct any specific process after a trading halt that is different from its standard trading process.

Item 11a

The H2O ATS operates an order book and provides for automated execution of contra-side orders in the order book. Orders in the H2O ATS are not displayed, with the exception that resting orders from LPs are displayed to Members with matching contra-indications, unless the LP elects not to display its orders. The H2O ATS allows for the trading of all NMS stocks that are listed on a US exchange. The H2O ATS only allows for the trading of NMS stocks and does not allow for the trading of unlisted stocks. The H2O ATS provides for the following order types: * LNI resting orders * IOC orders transmitted by ~~liquidity partners (L~~"LPs"~~)~~LPs * Resting orders transmitted by LPs * Accepts by Members in response to notification of a broker block opportunity (referred to as "broker block accepts"). The H2O ATS permits conditional orders, as described in the response to Item 9 of this Part III. All orders in the H2O ATS can execute all other orders, with the following exceptions: * IOC orders cannot execute against IOC orders * Members and ~~customer~~Customers (but not LPs) can elect whether or not to interact with certain sources of contra-side liquidity. For any order, a participant can provide a limit price and a mid-peg instruction. During regular trading hours, the execution price for trades in the H2O ATS is determined as follows: * If both sides are able to trade at the mid-price, the trade is executed at the mid-price. * If one side is not able to trade at the mid-price, the trade is executed at the price that is within each side's price constraint that is closest to the mid-price. Notwithstanding the above: * LP IOC orders can only execute at the mid-price. * For Members that have not upgraded to Liquidnet 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order). The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within the best bid and offer. A trade can only be executed in the H2O ATS if the buyer's price constraint is greater than or equal to the seller's price constraint. Orders may also be enabled to trade at the official closing price after the close of trading in the primary market. An order will only execute after the close if the official closing price is within any specified price constraint. See the response to Item 11.c. of this Part III for additional detail.

Item 11c

A. List of order types

The H2O ATS has the following order types:

* LNI resting orders
* IOC orders transmitted by ~~liquidity partners (~~LPs~~)~~
* Resting orders transmitted by LPs
* Accepts by Members in response to notification of a broker block opportunity (referred to as broker block accepts).

Participants of LNI consist of Members, ~~customer~~Customers and LPs. Participants can transmit various types of parent orders to LNI. Based on these parent orders, LNI can transmit LNI resting orders to the H2O ATS. LNI resting orders are child orders of the participants parent order.

The following are the types of parent orders:

* Algo orders
* Liquidnet-only orders
* LN auto-ex orders
* Automated negotiation orders
* Manual targeted invitations.

B. Background information and definitions

This section provides background information and definitions that apply to one or more of the order types listed above and described below.

(i) Positive action rate

Positive action means sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action. For information regarding matches and invites, please refer to the Form ATS-N for the Negotiation ATS.

(ii) Mid-peg instructions; price constraints

General

The H2O ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask) or zero (i.e., the best bid equals the best offer), the H2O ATS will not execute the order.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* Buy order. Lower of the limit price of the order and the mid-price
* Sell order. Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price. When transmitting an LNI resting order to the H2O ATS, LNI complies with any price constraints of the parent order.

C. Interaction of H2O order types

(i) LNI resting orders

LNI can transmit all or a portion of any Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation to the H2O ATS. LNI handles these child orders as LNI resting orders, as described in this Form ATS-N filing.

(ii) Execution, cancellation and editing of LNI resting orders

An LNI resting order can execute against any other order in the H2O ATS. An LNI resting order only executes in the H2O ATS if the execution price is within the price constraints of the LNI resting order and the contra order.

The H2O ATS only executes orders in round lots.

The quantity of any execution is the lesser of the quantity of the two contra orders (but rounded down to the highest round lot).

All LNI resting orders in the H2O ATS are resting orders and, unless enabled to trade at the official closing price, are automatically cancelled at the close of trading of the regular session of the applicable exchange (on or shortly after 4 pm). Traders should monitor open orders during the trading day and request cancellations (or edits) as appropriate.

The H2O ATS can execute an order in a stock when the primary market has opened.

(iii) ~~Liquidity partners;~~ LP IOC orders

General

~~Liquidity partners (~~LPs~~)~~ do not have access to the Liquidnet desktop application.

LPs have the ability to transmit IOC or resting orders to the H2O ATS.

For each LP IOC order, the LP must specify the security, side (buy or sell) and quantity.

An LP also can specify the limit price of an LP IOC order. If no limit price is specified for an LP IOC order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP IOC sell order)
* Current best ask (in the case of an LP IOC buy order).

The ~~S~~System only executes LP IOC orders at or below the mid-price in the case of an LP IOC sell order and at or above the mid-price in the case of an LP IOC buy order.

LP IOC orders are not displayed. LP IOC orders are all IOC (immediate or cancel).

(iv) LP resting orders

General

LPs also can transmit resting orders to the H2O ATS.

For each resting order, the LP must specify the security, side (buy or sell) and quantity. An LP also can specify the limit price of an LP resting order. If no limit price is specified for an LP resting order, the H2O ATS imputes the following limit price:

* Current best bid (in the case of an LP resting sell order)
* Current best ask (in the case of an LP resting buy order).

By default, the ~~system~~ System only executes LP resting orders at or below the mid-price in the case of an LP resting sell order and at or above the mid-price in the case of an LP resting buy order, except that an LP can override this default upon request to LNI.

Unless enabled to trade at the official closing price, all LP resting orders are automatically canceled at the close of trading. An LP can cancel a resting order at any time.

Minimum order size

The minimum order size for LP resting orders is 100 shares.

Conditional orders from LPs

LPs can transmit resting orders on a conditional basis. This functionality, which is fully automated from the point at which the LP transmits the conditional order to LNI, allows the LP to rest actionable order flow in the H2O ATS that may include shares already placed at other trading venues. These orders are considered conditional since the LP will commit the order only prior to execution with a matched contra order. Prior to executing a conditional order, LNI sends a request to the LPs system to commit the shares on the order, and the LPs system responds by sending remaining unexecuted shares to LNI (known as a firm-up). This firm-up request is used to protect the LP against over-execution. LP firm-up rates are periodically reviewed by Liquidnet Sales, with appropriate follow-up to the LP to address any issues.

(v) Execution of LP orders

Contras to an LP order

An LP IOC order can execute against an LNI resting order or an LP resting order.

An LP resting order can execute against any other order in the H2O ATS, except that under certain circumstances as described in this Form ATS-N filing, LP orders only interact with LNI resting orders and broker block accepts to the extent that the Member or ~~customer~~Customer has elected to interact with LP orders.

Execution quantity

The H2O ATS only executes LP orders in round lots.

The quantity of any execution is the lesser of the quantity of the matching buy and sell orders, subject to any applicable minimum quantity (and rounded down to the highest round lot).

(vi) Execution price

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

* If both sides are able to trade at the mid-price, the trade is executed at the mid-price.
* If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Notwithstanding the above:

* LP IOC orders can only execute at the mid-price; and
* For Members that have not upgraded to Liquidnet 5.13 or higher, the execution price of a broker block accept cannot be higher than the mid-price as of the time of execution (in the case of a Member buy order) or lower than the mid-price as of the time that of execution (in the case of a Member sell order).

The foregoing is subject to the rules of execution priority, as described below. All executions in the H2O ATS are executed within (including at) the best bid and offer. A trade can only be executed in the H2O ATS if the buyers price constraint is greater than or equal to the sellers price constraint.

(vii) Trading at official closing price

Members and ~~customer~~Customers can enable parent orders, and LPs can enable resting orders, to cross with other similarly enabled orders in the H2O ATS after the close of the regular trading session of the primary market at the official closing price. This functionality is available for both firm and conditional orders. Liquidnet refers to this functionality as trading at last. Participants may submit orders to trade at last during regular market hours or after the close. An order will only execute after the close if the official closing price is within any specified price constraint.

Trading at the official closing price begins once the closing price has been determined and ends fifteen minutes after the close of the regular trading session of the primary market.

(viii) Liquidnet back-end software for H2O execution functionality

An execution or cancellation of an order in the H2O ATS is deemed effective when it is received, processed and recorded by the Liquidnet back-end software, and is not effective until such time. The effectiveness of an execution or cancellation depends upon which event is first received, processed and recorded by the Liquidnet back-end software.

(ix) Interaction of negotiation and H2O execution functionality

A trader cannot have a firm order for the same shares in the H2O ATS and the Negotiation ATS at the same time. If a trader commences a negotiation in the Negotiation ATS of shares that are included in a firm order in the H2O ATS, the shares in the H2O ATS are paused prior to the traders commencement of the negotiation.

(x) Broker block opportunities

Notification of broker block opportunities

As described above, LPs can transmit resting orders to the H2O ATS. A Member with an opposite-side indication to an LP resting order can receive notification of the LP resting order as a broker block opportunity, except for LPs that have elected not to display their LP resting orders as broker block opportunities.

A Member can create a broker block accept in response to a broker block notification. A broker block accept only executes against an LP resting order if the buyers price constraint is at or above the sellers price constraint. Members using Liquidnet version 5.13 (a version of Liquidnet 5) or any subsequent version of Liquidnet 5 can choose to accept a broker block notification either with or without a mid-peg instruction. Upon request, LNI can restrict a Member with one of these versions from crossing the mid-price; if a Member has this configuration, the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective. If a Member has a prior version of Liquidnet 5, the Member cannot cross the mid-price, and the Member will only receive notification of a broker block opportunity if the price constraint of the LP order is mid-peg or better from the Members perspective.

A Member does not receive notification of a broker block opportunity if the Member has a match in the Negotiation ATS with another Member or ~~customer~~Customer. If there are multiple LP contras, the Member only receives one broker block notification.

Creation and execution of broker block accepts

Upon receipt of notification of a broker block opportunity, a Member can create a broker block accept. A broker block accept is a resting order in the H2O ATS with a time-in-force, configurable by LNI, as notified by LNI to participants in advance (currently, two seconds). A broker block accept cannot be canceled by the Member during this time-in-force period.

During the time-in-force period, the broker block accept can execute against any contra-side orders in the H2O ATS, subject to meeting the tolerance of the Members indication and the minimum execution quantity, as set forth above, and subject to the rules of execution priority as set forth below.

In response to an LP resting order, a Member is not able to reduce its quantity below the minimum size for execution of the LP resting order; this can reveal to the Member information regarding the minimum size for execution of the LP resting order.

Configuration to participate in broker block functionality

By default, Members interact with resting orders from LPs. Members can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity. If a Member has not opted-out from interacting with orders from LPs, LNI can configure the Member to include or exclude receipt of notice of broker block opportunities. Members should contact their Liquidnet Sales coverage if they wish to change their configuration.

Configuration to dismiss same symbol and side broker blocks for the rest of the trading day

Upon request LNI can set a configuration where the ~~system~~ System will display to a trader, upon receipt of a broker block notification, an option to dismiss the broker block notification for the remainder of the trading day. If the trader elects this dismissal option, the ~~system~~ System will block the trader from receiving any broker block notifications for the specific symbol and side for the rest of the trading day.

(xi) Execution priority for H2O ATS orders

Execution priority

Orders in the H2O ATS are prioritized for execution as follows:

* Priority for better execution price. Where orders in the H2O ATS can execute at prices other

than the mid-price, a contra-party that can provide a better execution price has priority over a contra-party that can provide a worse execution price.

* Execution at an execution price. At a particular execution price, the following priority applies:

** Execution against Member and ~~customer~~Customer orders. As a first priority, an order transmitted to the H2O ATS (the transmitted order) will execute against an order from a Member or ~~customer~~Customer (whether firm or conditional) that is resting in the H2O ATS as of the time of receipt of the transmitted order.

** Execution against firm LP resting orders. As a second priority, the transmitted order will execute against a firm contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

** Execution against conditional LP resting orders. As a third priority, the transmitted order will execute against a conditional contra-side LP resting order that is resting in the H2O ATS as of the time of receipt of the transmitted order.

* Transmitted resting orders not executed in full upon receipt. Where the transmitted order is a resting order and is not executed in full upon receipt, the transmitted order can execute against any subsequently entered contra-order in the H2O ATS. As noted above, the possible types of contra-orders in the H2O ATS consist of:

** LNI resting orders
** Resting orders from LPs, firm or conditional
** IOC orders from LPs
** Member broker block accepts.

Multiple contra-side orders within the same prioritization category

If the H2O ATS receives two (or more) same-side resting orders in the same security available for execution and both (or all) are in the same prioritization category, and the H2O ATS then receives a contra-order, the H2O ATS executes the two (or more) same-side orders equally (for each order, up to its quantity), except that execution amounts are rounded up or down to the closest higher or lower round lot amounts to avoid an odd-lot execution. If an equal split would result in an execution size for a same-side order that is below the orders minimum quantity, the same-side order would not participate in the execution.

For purposes of the preceding paragraph, the prioritization categories are as follows:

* LNI resting orders (whether firm or conditional)
* Firm resting orders from LPs (assuming all LPs are assigned to the same tier)
* Conditional resting orders from LPs (assuming all LPs are assigned to the same tier).

As set forth below, two (or more) LP resting orders in the same prioritization category may be further prioritized for execution according to the LPs assigned tier.

Prioritization of LP resting orders based on tiers

As described in the response to Item 13.a. of Part III, LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS on a periodic basis.

LP tiers are used to determine execution priority among two (or more) same-side LP orders in the same prioritization category. For example, if the H2O ATS receives two (or more) same-side LP orders in the same security, and both (or all) are in the same prioritization category (e.g., both (or all) are conditional resting orders), and the H2O ATS then receives a contra order, the H2O ATS executes the LP orders according to each LPs assigned tier, as applicable. In such case, an order from an LP assigned to a lower tier, e.g., Tier 3, will not be executed until all orders from higher-tiered LPs have been executed. If all LPs are assigned to the same tier, the rules provided above under the heading Multiple contra-side orders within the same prioritization category will apply.

Other applicable conditions

The foregoing rules of priority are subject to minimum size and other conditions for execution as set forth in this Form ATS-N. In all cases, execution against a conditional order is subject to firm-up of the conditional order by the contra.

(xii) Principal and agency orders by LPs

LPs can send principal and agency orders to the H2O ATS. LPs can send customer orders to the H2O ATS, including orders of customers of their affiliates.

LNI provides to participants upon request a list of external LPs (as defined in Part III, Item 2.b) that are enabled to trade US equities. This list identifies which external LPs are enabled to send principal orders to the H2O ATS.

(xiii) Blocking interaction with LPs

General

Broker block accepts do not interact with IOC orders from LPs. If the parent order from a Member or ~~customer~~Customer can route to external venues, the associated LNI resting order interacts with orders from LPs. If the parent order from the Member or ~~customer~~Customer cannot route to external venues, the associated LNI resting order only interacts with orders from LPs if the Member or ~~customer~~Customer has elected to interact with resting or IOC orders from LPs, as applicable. A Member or ~~customer~~Customer makes these elections through Liquidnet Transparency Controls. A Member or ~~customer~~Customer that elects to interact with resting and IOC orders from LPs for orders of the Member or ~~customer~~Customer that do not route to external venues can elect to block interaction with certain LPs, as described in the response to Item 13 of this Part III.

Notification of new LPs

If a Member or ~~customer~~Customer has elected to block interaction with at least one external LP (as defined in Part III, Item 2.b), LNI will notify the Member or ~~customer~~Customer at least one week prior to bringing live a new external LP (and one week prior to enabling an external LP to send principal orders where the LP had previously been enabled only to send agency orders), unless the Member or ~~customer~~Customer requests that LNI not provide this notice. LNI also will send this notice to other Members and ~~customer~~Customers if they request. LNI maintains an updated list of external LPs for US equities on a password-protected site that LNI makes available to all Members and ~~customer~~Customers.

(xiv) LNI as the sole execution venue for an LP order

An LP is not permitted to recommend or propose to a customer that the customer designate LNI, or implement or provide any technology that designates LNI, as the sole execution venue for an order or facilitate a customer setting up this type of order. Any order transmitted to LNI should also be sent on similar terms to one or more other execution venues capable of executing the order. An LP is not permitted to recommend or propose any action or implement or provide any technology that seeks to evade this restriction - for example, selecting a second venue that the LP knows will be unable to execute the order.

D. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the H2O ATS will only execute short-sale orders with a mid-peg instruction.

E. Locked and crossed markets

LNI will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). If the market in an equity is locked (i.e., the best posted bid is equal to the best posted offer), LNI can execute the order if at least one side of the trade has created an automated negotiation order or is responding to an H2O block notification.

F. Trade errors

If, as a result of an error, both sides to a trade in the H2O ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the H2O ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the H2O ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

Item 12

Participants (including LPs) are not obligated by agreement or otherwise to transmit orders to the H2O ATS. However, LNI may terminate a participant's participation in the H2O ATS based on an inadequate level of System usage, as described in the response to Item 3 of this Part III.

Item 13a

The participant categories of the H2O ATS are set forth in the response to Item 2 of this Part III.

LNI Sales personnel classify a participant into the relevant category at the time of onboarding, subject to review by LNIs Member Services group. These groups contact Legal and Compliance with any questions.

LNI notifies a participant of its categorization at the time of on-boarding. If a participant questions its initial categorization or subsequently requests a change in categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

Classification of a participant is based on the admission criteria set forth in the response to Item 2 of this Part III.

Members and ~~customer~~Customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with LPs ~~and Liquidnet Capital Markets customers~~. LPs and~~,~~ broker customers (other than transition managers) ~~and Liquidnet Capital Markets customers~~ cannot make elections through Liquidnet Transparency Controls.

Tiering of ~~liquidity partners~~LPs

LNI assigns LPs to one of three tiers, e.g., Tier 1 (highest), Tier 2, and Tier 3 (lowest), based on multiple performance metrics measured across all LPs participating in the H2O ATS. These metrics may relate to volume (e.g., the LPs firm-up percentage), size (e.g., quantity of shares traded by the LP as a percentage of all shares traded by LPs), and/or quality (e.g., price reversion following the LPs executions). On a periodic basis, LNI assigns LPs to tiers based on LP performance during the previous period. The applicable period may be no less than one month and no greater than one quarter. Liquidnet, in its sole discretion, may notify an LP of its assigned tier. In such case, if an LP questions its assigned tier, a review will be conducted by LNI. New LPs are assigned to Tier 1 for their initial period. Under certain conditions, e.g., a technical issue or other relevant factors negatively impacting LP performance or contra experience, LNI may, at its discretion, elevate an LP to a higher tier, maintain an LP at its current tier, or assign an LP to a lower tier at any time, including during any period. LNI may, at its discretion, assign different weights to different metrics and adjust the weighting of metrics from period to period without notice to LPs.

As described in response to Items 7.a. and 11.c. of this Part III, LP tiers are used only to determine execution priority when two or more same-side LP orders are in the same prioritization category. For example, if the H2O ATS receives two same-side conditional orders from two LPs in the same security, where one LP is assigned to Tier 1 and the other assigned to Tier 2, and the H2O ATS then receives a contra-order, the H2O ATS will execute the order from the Tier 1 LP before the order from the Tier 2 LP. If both LPs are assigned to the same tier, the H2O ATS will execute the two same-side orders equally (for each order, up to its quantity), subject to certain conditions.

Item 13b

The following are differences in treatment for different categories of participants and within each category:

* Only Members can create orders through Liquidnet 5.
* The following order types can only be created through Liquidnet 5: automated negotiation orders; manual targeted invitation orders; and broker block accepts. As a result, only Members can create these types of orders.
* Only ~~customer~~Customers have access to the version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. LN auto-ex orders can only be created through Liquidnet 5 or this version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. As a result, only Members and ~~customer~~Customers can create LN auto-ex orders.
* Only LPs are assigned to tiers on a periodic basis for purposes of determining execution priority in certain situations, as described in the response to Item 13.a. of this Part III.
* Only Members can view broker block opportunities.
* Only LPs can transmit LP day and IOC orders.
* Certain conditions apply to low participation Members, as described below in this response.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.
* Members can elect whether or not to interact with orders from LPs.

LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain ~~customer~~Customers upon request.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and/or the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. Liquidnet Sales reviews this classification on a quarterly basis. If a Member questions its categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

For any indication set available to match by a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. Upon agreement between Liquidnet and a low participation Member, Liquidnet may create an LN auto-ex order for a quantity greater than the default quantity specified above for indications available to match.

Item 13d

LNI notifies a participant of its categorization at the time of on-boarding. LNI also provides advance notice to a participant of any change in category. For example, if a participant no longer meets the minimum assets criteria to be a Member, Liquidnet would communicate this to the Member and inform the Member that the Member could participate as a ~~customer~~Customer.

If a participant questions its initial categorization or subsequently requests a change in categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

In determining how to classify a Member or ~~customer~~Customer that engages in more than one type of business activity, LNI seeks to ascertain the primary business activity of the Member or ~~customer~~Customer firms business unit that interacts with LNI.

LNI, in its sole discretion, may notify an LP of its assigned tier on a periodic basis. In such case, if an LP questions its assigned tier, a review will be conducted by LNI. New LPs are assigned to Tier 1 for their initial period.

LNI maintains the anonymity of all Members and ~~customer~~Customers. LNI makes available to all participants a list of all external ~~liquidity partners~~LPs (as defined in Part III, Item 2.b) that participate on the S~~s~~ystem. Participants can access this list through a password-protected website for participants that LNI maintains. LNI also provides this list to participants upon request.

Item 14a

Liquidnet Transparency Controls

Members and ~~customer~~Customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. ~~These elections apply to all parent orders that can otherwise interact with LPs and Liquidnet Capital Markets customers.~~ LPs,~~and~~ broker customers (other than transition managers) ~~and Liquidnet Capital Markets customers~~ cannot make elections through Liquidnet Transparency Controls.

Specifically, Members and ~~customer~~Customers can choose whether or not to interact with any or all of the following:

* Orders from LPs (IOC or resting)
~~* Orders from Liquidnet Capital Markets (LCM) customers.~~

~~Liquidnet Capital Markets (LCM) customers consist of the following:~~

~~* Public companies~~
~~* Private equity~~
~~* Venture capital~~
~~* Individual and corporate control persons of public-issuer stock (directors, officers, employees and corporations with controlling interests).~~

~~LCM customers are a sub-category of customers.~~

By default, Members interact with liquidity from LPs.~~ and LCM customers. Members and customers can elect through Liquidnet Transparency Controls to opt-out from interacting with either or both of these types of liquidity.~~

~~Changes to Transparency Controls~~

~~Liquidnet implemented changes to Transparency Controls on April 6, 2020.~~

~~The following is a description of how the April 6, 2020 changes to Liquidnet Transparency Controls relating to sources of liquidity impacted Members and customers that had made elections through Liquidnet Transparency Controls prior to that date:~~

~~* Existing Members and customers were defaulted to interacting with orders from LPs if they were prior to that date defaulted to interacting with LP resting orders.~~

~~* Existing Members and customers were defaulted to interacting with liquidity from LCM customers if they were prior to that date opted-in to interacting with all categories of LCM customers.~~

Receiving targeted invitations from LP resting orders and broker algo orders

A Member only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member is opted-in to interacting with LP resting orders and also opted-in to receiving targeted invitations.

Sources of liquidity for which an election is not available

All Members and ~~customer~~Customers interact with the following sources of liquidity and cannot choose whether or not to interact with these sources of liquidity:

* Indications and orders from other Members
* Orders from buy-side trading desk customers
* Orders from trading desk customers that are transition managers
* Orders from automated routing customers.

Interaction with LP liquidity for algo orders that can route externally

If a Member or ~~customer~~Customer creates an algo order that can route to external venues, the algo order will interact with LP liquidity regardless of whether the participant has opted-in to interacting with LP liquidity.

Process for Members and ~~customer~~Customers to confirm and update their elections

Liquidnet maintains for each Member and ~~customer~~Customer a record of each source of liquidity with which the Member or ~~customer~~Customer interacts. Through the Liquidnet Transparency Controls web-based system, Members and ~~customer~~Customers can view and update the sources of liquidity with which they interact. Any changes input through Liquidnet Transparency Controls are implemented within twenty-four hours. A Member or ~~customer~~Customer also can update its Liquidnet Transparency Controls elections by contacting its sales or trading coverage.

Member and ~~customer~~Customer interaction with LPs

Members and ~~customer~~Customers only interact with IOC orders from LPs when they affirmatively create a Liquidnet algo, Liquidnet-only, LN auto-ex order or automated negotiation order (subject to applicable elections).

Liquidnet maintains a current list of external LPs (as defined in Part III, Item 2.b) and provides it to Members and ~~customer~~Customers upon request. Members and ~~customer~~Customers can elect one or more of the following:

* Blocking interaction with all liquidity (resting and IOC) from a specific, external LP
* Blocking interaction with all LPs for broker blocks
* Blocking interaction with all IOC orders from LPs
* Restricting interaction to a specific group of LPs designated by the Member or ~~customer~~Customer.

Upon request by a Member or ~~customer~~Customer, Liquidnet may, in its sole discretion, permit the Member or ~~customer~~<u>Customer</u> to block interaction with a firm that participates as an LP, but is not identified on the list of external LPs because the firm relies on Liquidnets technology/algos to access the Liquidnet ~~system~~<u>System</u>.

Executions against the same or an affiliated participant

The H2O ATS does not permit two orders with the same participant identifier to execute against each other. A participant can instruct the H2O ATS to block crossing between affiliated participant identifiers, as notified by the participant.

Item 14b

As described in the response to Item 14.a. of this Part III, Members and buy-side customers can make elections through Liquidnet Transparency Controls relating to the sources of liquidity with which they interact, while LPs ~~and LCM customers~~ are not permitted to make these elections.

Item 15b

A. Broker block notifications

A trader at a Member firm using Liquidnet 5 can view and execute against broker block notifications. The criteria for receiving a broker block notification are set forth in the response to Item 7.a. of this Part III. Broker block notifications are displayed during the time period that the associated LP resting order is in effect.

A broker block notification displays the symbol and side of the LP resting order. A broker block notification does not display quantity, but the ~~S~~system displays to the Member whether or not the broker block opportunity meets the tolerance of the Members indication. If a Member elects only to receive notification of broker block opportunities that are at or above the Members tolerance, the Member knows that any broker block opportunity meets the Members tolerance. A Member also knows that the quantity of any broker block opportunity meets the minimum broker blocks execution quantity, which is the lowest of 5,000 shares, 5% of ADV for the stock and US $200,000. A broker block notification does not display price, but the Member knows that, based on the price constraints of the LP resting order and the Members indication, a broker block accept by the Member would be executable against the LP resting order.

B. Targeted invitations

(i) Introduction

A trader at a Member firm using Liquidnet 5 can view targeted invitations and certain information regarding the recipients of targeted invitations. A trader at a ~~customer~~Customer can view targeted invitations through the ~~customer~~Customers ~~order or execution management system~~OMS or (EMS), subject to LNI and the EMS provider having implemented this functionality for the specific EMS. A qualified Member can request that LNI send targeted invitations to the Members EMS in addition to sending targeted invitations to the Member through Liquidnet 5.

A targeted invitation order displays the symbol and side of the associated LNI resting order and the targeted invitation display amount, which is the greater of (i) the minimum execution size designated by the sender (see below), and (ii) the minimum order size for targeted invitations, which is the lesser of 25,000 shares and 15% of ADV. The size of a targeted invitation order can be greater than the targeted invitation display amount. A targeted invitation is only sent if the LNI resting order is executable based on the current market price and the senders price constraint.

(ii) Manual targeted invitations and targeted invitations from orders

There are two types of targeted invitations:

* Manual targeted invitations
* Targeted invitations from orders.

Targeted invitations from orders are a parameter or configuration associated with algo, Liquidnet-only, LN auto-ex and LP resting orders.

(iii) Qualifying Members

Only qualifying Members and ~~customer~~Customers can receive targeted invitations. Qualifying Members and ~~customer~~Customers are determined on a quarterly basis based on a Members or ~~customer~~Customers activity during the two prior calendar quarters.

To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

To qualify for any quarter, a ~~customer~~Customer must have created at least nine firm orders during either of the two prior quarters. If a Member is also a ~~customer~~Customer, the qualifying Member criteria are applied instead of the qualifying ~~customer~~Customer criteria.

(iv) Description of manual targeted invitation functionality

Sending a manual targeted invitation notification

Through the Liquidnet desktop trading application, a trader at a Member firm can send a manual targeted invitation notification to qualifying Members and ~~customer~~Customers. A targeted invitation notification relates to a specific stock. A trader at a Member or ~~customer~~Customer firm can only receive targeted invitations if the Member or ~~customer~~Customer has opted-in to this functionality through Liquidnet Transparency Controls and is a qualifying Member or ~~customer~~Customer, as set forth in Item 2.b. of this Part III.

A manual targeted invitation has a notification component, as described in this section, and, if there is at least one qualifying recipient for the targeted invitation (as described below), results in a firm order in the H2O ATS (a targeted invitation order) and an indication available for matching in the Negotiation ATS. A targeted invitation order can execute against contra-side orders in the Liquidnet ATSs in the same manner as any other LNI order, subject to the following exceptions:

* The notification and other provisions described in this section apply
* Manual targeted invitation orders can execute against orders from ~~liquidity partners~~LPs ~~(~~in the H2O ATS~~)~~, subject to the Member having opted-in to interacting with ~~liquidity partners~~LPs, but if a Member has opted-in to interacting with ~~liquidity partners~~LPs, a trader at the Member firm can instruct Liquidnet that the trader does not want to interact with ~~liquidity partners~~LPs for manual targeted invitation orders.

A manual targeted invitation notification is displayed during the period that the targeted invitation is in effect.

Setting criteria for who can receive a targeted invitation notification

This sub-section applies to the notification component of a targeted invitation. When creating a manual targeted invitation, a trader must designate a look-back period, ranging from the current trading day to the current trading day and the 90 preceding trading days. Upon request by a Member or ~~customer~~Customer, Liquidnet can limit the Members/~~customer~~Customers look-back period for receiving targeted invitations based on having a prior opposite-side indication, order or execution in Liquidnet or having a prior placed-away indication, as applicable. With this limitation, a Member would not receive a targeted invitation based on having an indication, order or execution in Liquidnet or having a placed-away indication prior to the Members restricted look-back period. Similarly, a ~~customer~~Customer would not receive a targeted invitation based on having a prior opposite-side order in Liquidnet prior to the ~~customer~~Customers restricted look-back period.

By default, a targeted invitation notification is sent to traders at qualifying Members and ~~customer~~Customers where the recipient trader meets any of the following criteria:

* Opposite-side indication in Liquidnet. LNI received an opposite-side indication from the recipient at any time during the look-back period, where the available quantity was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

* Opposite-side indication placed away. The recipient has or had an opposite-side indication in its OMS at any time during the look-back period where the quantity placed at other brokers is or was at least the minimum negotiated execution size.

* Opposite-side order in Liquidnet. LNI received an opposite-side order from the recipient at any time during the look-back period, where the order size was at least the minimum negotiated execution size (lowest of 5,000 shares, 5% of ADV and US$200,000).

* Opposite-side execution in Liquidnet. The recipient executed in a Liquidnet ATS with anyone at any time during the look-back period, where the recipient executed on the opposite-side to the senders order (for example, the recipient executed a buy order and the senders targeted invitation is for a sell order) and the recipients execution quantity was at least the minimum negotiated execution size.

* Executed against sender. The recipient executed in a Liquidnet ATS against the sender at any time during the look-back period, where the execution quantity was at least the minimum negotiated execution size.

* Invited the sender. The recipient sent the sender a negotiation invitation or targeted invitation notification at any time during the current trading day.

Upon request by a Member or ~~customer~~Customer, Liquidnet can also limit targeted invitations received by the Member or ~~customer~~Customer by applying a minimum size threshold to the Members/~~customer~~Customers prior opposite side indications, orders or prior placed-away indications, as applicable. With this limitation, a Member would not receive a targeted invitation based on having a prior indication or order in Liquidnet or having a prior placed-away indication unless that indication/order meets the minimum size threshold specified by the Member. Similarly, a ~~customer~~Customer would not receive a targeted invitation based on having a prior opposite side order in Liquidnet unless that order meets the minimum size threshold specified by the ~~customer~~Customer.

All targeting criteria are applied for the specific stock. The foregoing is subject to the exceptions described below.

Traders with same-side indications or orders

A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side indication in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side indication in that symbol. A trader is not eligible to receive a targeted invitation notification in a symbol if the trader had a same-side order in the symbol during the applicable look-back period (the shorter of the 20 prior trading days and the senders look-back period) on a more recent trading day than, or the same trading day as, the traders most recent opposite-side order in that symbol.

Restricting the criteria for who can receive a targeted invitation notification

Through the desktop application, a trader can restrict the recipients of a manual targeted invitation notification to recipients that meet either or both of the following criteria, as described above:

* Executed against sender
* Invited the sender.

Targeted invitations not available where a match or broker block opportunity exists

A trader can only create a manual targeted invitation based on an unmatched indication. A trader cannot create a manual targeted invitation or receive a targeted invitation notification on a stock where the trader has a matched indication in the Negotiation ATS or has received notification of a broker block opportunity in the H2O ATS.

Hours of availability

A trader can only create a targeted invitation during regular trading hours.

Order details for a targeted invitation

For any targeted invitation, a sending trader must specify the following:

* Quantity. The quantity of a manual targeted invitation defaults to the traders working quantity on the indication. Quantity cannot be greater than the working quantity on the indication and cannot be less than the minimum order size for manual targeted invitations (as set forth above).

* Minimum execution size. The default minimum execution size for a manual targeted invitation order is the lowest of 5,000 shares, 5% of ADV for the stock, and $200,000 principal value. A trader can adjust the minimum execution size for a manual targeted invitation to an amount that is not greater than the working quantity on the indication and not less than the default minimum execution size set forth above in this paragraph.

* Limit price. At the time that a manual targeted invitation is first sent, the limit price specified by a sender must be at or above the current mid-price, in the case of a buy targeted invitation, or at or below the current mid-price, in the case of a sell targeted invitation.

* Maximum number of recipients. A sender can select a maximum number of recipients for a manual targeted invitation notification. Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, Liquidnet prioritizes the recipients based on pre-set criteria, as described below.

* Time-in-force. A sender must specify a time-in-force for a manual targeted invitation, which cannot be less than one minute. A targeted invitation expires upon the earlier of (i) expiration of the specified time-in-force, and (ii) the end of the current trading day. A trader may cancel a manual targeted invitation prior to the expiration of the specified time-in-force period. Expiration (or cancellation) of a manual targeted invitation results in the expiration (or cancellation) of the applicable targeted invitation notification and order. LNI may terminate a Members participation in manual targeted invitation functionality based on repeated cancelations. A trader can elect to have a manual targeted invitation order automatically canceled when all recipients have dismissed the targeted invitation notification.

Prioritization of recipients

Where the number of qualifying recipients exceeds the maximum number of recipients specified by the sender, the ~~system~~ System prioritizes the recipients based on a set of prioritization rules that LNI may update from time-to-time. LNI maintains and provides to Members and ~~customer~~Customers upon request the details regarding these prioritization rules. These prioritization rules take into account the reason why the recipient received the notification (for example, based on having an opposite-side indication transmitted to LNI), whether the recipient has a current indication or order transmitted to LNI, the most recent time period during which the recipient had an indication or order, and similar factors.

Notification to sender

A sender is notified if there are no qualifying recipients for a manual targeted invitation.

Receiving a targeted invitation notification

A targeted invitation notification is notified to a qualifying Member through Liquidnet 5 or to a qualifying ~~customer~~Customer through its EMS; a qualifying Member can request that LNI also send targeted invitations to the Members EMS. The notification includes the targeted invitation display amount. A recipient is further made aware through Liquidnet 5 or its EMS, as applicable, when a targeted invitation expires.

If the limit price of a manual targeted invitation is not executable at a specific time based on the current market and the senders price constraint and is still not executable on that basis after a configured period of time, the ~~system~~ System provides the sender a notification to either adjust his or her limit price for the targeted invitation or cancel the targeted invitation.

Responses by recipient

A trader at a Member firm has the following two options upon receipt of a targeted invitation notification through Liquidnet 5:

* Notify the sender that the recipient is interested and request more time to respond to the targeted invitation
* Dismiss the notification.

A trader at a ~~customer~~Customer firm does not have these options.

If a trader at a Member firm dismisses a notification in a symbol, the trader cannot receive another targeted invitation notification for that symbol for the rest of that trading day, but the trader can send a targeted invitation in that symbol.

A recipient at a Member or ~~customer~~Customer firm can take any other action permitted by the Liquidnet Trading Rules for that participant category, including the creation of an opposite-side indication or order, as applicable.

Additional information received by the sender

A sender of a manual targeted invitation is notified when a recipient indicates interest and requests more time. If a trader elects to have his or her manual targeted invitation order automatically cancelled when all recipients have dismissed the targeted invitation notification, the trader can determine that all of the targeted invitation notifications sent by the sender have been dismissed by any recipients.

(v) Editing a manual targeted invitation

Through the desktop application, a trader can edit any of the following fields of a manual targeted invitation:

* Quantity
* Minimum execution size
* Limit price.

(vi) Liquidity Watch and surveillance for targeted invitations

Liquidnet can disable targeted invitations functionality for a Member or ~~customer~~Customer in accordance with Liquidnets Liquidity Watch and surveillance processes, as set forth in this Form ATS-N.

(vii) Targeted invitations from orders

Types of orders

Liquidnet makes available targeted invitation functionality for the following orders:

* Liquidnet-only and LN auto-ex orders
* Certain categories of algo orders as notified by Liquidnet to its participants
* LP resting orders.

This functionality applies to these types of Liquidnet orders, whether firm or conditional. Liquidnet refers to this functionality as targeted invitations from orders.

Applicability of description relating to manual targeted invitations

The provisions in the sub-sections above relating to manual targeted invitations are also applicable to targeted invitations from orders, except as otherwise set forth in this sub-section.

Targeted invitations from parent orders (excluding high-touch orders)

For parent orders (excluding high-touch), the ~~system~~ System can send targeted invitation notifications to Members and ~~customer~~Customers that are qualifying recipients. The ~~system~~ System applies the same default look-back period of 20 days for manual targeted invitations and targeted invitations from orders. The default maximum number of recipients for targeted invitations from orders is 10.

By default, the ~~system~~ System can send targeted invitation notifications for any Member or ~~customer~~Customer algo order (excluding orders from automated routing customers) or LN auto-ex order, provided the order meets the minimum order size and any other applicable requirements (as notified by Liquidnet to its participants). Prior consent is not required. A ~~customer~~Customer may opt out of this default behavior by contacting its sales or trading coverage. The ~~system~~ System will only send targeted invitation notifications for other parent order types, including LP resting orders and orders from automated routing customers, with participant consent.

For any parent order, Liquidnet can send up to one targeted invitation per day to any eligible recipient. If one or more prior recipients have dismissed a targeted invitation, Liquidnet can send a subsequent targeted invitation to additional recipients as long as the total of those recipients and prior recipients who have not dismissed the targeted invitation does not exceed the senders maximum number of recipients. In other words, the number of targeted invitations outstanding at any time cannot exceed the senders maximum number of recipients.

Participants can modify the default configurations for targeted invitations from orders in the same manner that Members can modify the default configurations for manual targeted invitations.

The minimum execution size for targeted invitations from orders is the minimum execution size for the parent order.

Any configuration above for a participant applies to all targeted invitations from orders sent by the participant.

Targeted invitations from high-touch orders from ~~customer~~Customers

By default, a Liquidnet trader can elect to authorize the ~~system~~ System to send targeted invitation notifications for any high-touch order from a ~~customer~~Customer. A ~~customer~~Customer may opt out of this default behavior by contacting its sales or trading coverage. Liquidnet applies the same default configurations, and permits adjustment of configurations, as described in the section above on targeted invitations from parent orders.

Cancellation of targeted invitations from orders

The ~~system~~ System will cancel any targeted invitation notifications for an order upon the occurrence of any of the following:

* Remaining order size. The senders remaining order size is below the minimum order size for targeted invitations. For manual targeted invitations, the ~~system~~ System will also cancel the targeted invitation order. For targeted invitations from orders, cancellation of the targeted invitation notification does not affect the parent order.

* Cancellation of associated order. The participant cancels the associated order, and, in the case of an order other than a high-touch order, a period of three seconds has elapsed.

* Expiration of associated order. The associated order expires.

Notifications to senders of targeted invitations from orders

A sender of a targeted invitation from a parent order created through Liquidnet 5 is notified of the following through Liquidnet 5:

* Whether or not there are any qualifying recipients
* When a recipient requests more time
* When all recipients have dismissed the targeted invitation notification (this notification will no longer be available starting with Liquidnet version 5.21).

A sender of a targeted invitation from orders where the parent order is not created through Liquidnet 5 is not notified of the items above, but Liquidnet can provide a report to a buy-side sender on T+1 as to whether or not there were any qualifying recipients for any such targeted invitations.

Targeting criteria

All targeting criteria described above with respect to manual targeted invitations apply to targeted invitations from orders.

Receiving targeted invitations from LP resting orders and broker algo orders

A Member or ~~customer~~Customer only receives notification of targeted invitations from LP resting orders and broker algo orders if the Member or ~~customer~~Customer is opted-in to interacting with LP orders and also opted-in to receiving targeted invitations.

Item 18b

~~Yes.~~

During regular trading hours, the execution price for trades in the H2O ATS is determined as follows:

* If both sides are able to trade at the mid-price, the trade is executed at the mid-price.
* If one side is not able to trade at the mid-price, the trade is executed at the price that is within each sides price constraint that is closest to the mid-price.

Members and ~~customer~~Customers can enable parent orders, and LPs can enable resting orders, to trade against other similarly enabled orders in the H2O ATS after the close of the regular trading session of the primary market at the official closing price. This functionality is available for both firm and conditional orders. Liquidnet refers to this functionality as trading at last. Participants may submit orders to trade at last during regular market hours or after the close. An order will only execute after the close if the official closing price is within any specified price constraint.

Trading at the official closing price begins once the closing price has been determined and ends fifteen minutes after the close of the regular trading session. Unless enabled for trading at the official closing price, all open orders in the H2O ATS are cancelled at the close of the regular trading session.

Item 19a

Liquidity partners LPs

LNI does not charge LPs a subscription, onboarding, connectivity or message traffic fee (or any other fee that is not transaction-based) for use of the NMS Stock ATS services, except that LPs are required to pay a monthly connection fee if their trading activity for the month does not cover the cost of connectivity for LNI. LNI charges a transaction-based fee at the broker-dealer level, and not at the ATS level.

Members and customerCustomers

LNI does not charge Members and customerCustomer a subscription, onboarding, connectivity or message traffic fee (or any other fee that is not transaction-based) for use of the NMS Stock ATS services. LNI charges a transaction-based fee at the broker-dealer level, and not at the ATS level. See the response to Item 19.b. of this Part III for detail regarding the fees and charges by LNI.

Item 19b

LNI charges a transaction-based fee for trading by participants. LNI's range of fees for trading activity that involves use of the NMS Stock ATS services is 0 to 6 cents per share. The upper end of the range represents a bundled fee for use of the NMS Stock ATS services and non-ATS services or products offered, including add-on amounts paid by a participant and credited to the participant's commission sharing account as agreed with the participant. The lower end of the range represents the scenario where, for an algo order, there is no differential between the fee charged by LNI for executions in the Liquidnet ATSs and the fee charged by LNI for external executions. Participants also can elect to pay fees as a percentage of the principal amount traded instead of based on cents per share. The following are variables that can impact the fee charged by LNI: stock price; execution size; volume of business; order types; means of access to the H2O ATS (for example, through the Liquidnet desktop trading application or through routing); category of participant; and products used by the participant. The bundled services and products include the following, as described in more detail in this Form ATS- N: ATS-specific services; functionality provided through the Liquidnet desktop trading application; sales and trading services and support; technical and product support; account set-up; trade processing and settlement support; order handling and routing; algorithmic trading services; quantitative analysis services, including pre- and post-trade transaction cost analysis; integration with participant systems, including participant ~~order and execution management systems~~OMS and EMS; trading and market surveillance; capital markets; commission aggregation and management services; and sponsored broker services.

Item 20a

Liquidnet pauses all orders during a trading halt, whether or not the orders were created through the Liquidnet desktop application. By default, the Ssystem will auto-resume all orders after the trading halt ends, but a Member will be able to manually cancel any order created through the Liquidnet desktop application or otherwise upon occurrence of the trading halt.

LNI blocks trading in a stock on the Liquidnet ATSs if the Liquidnet ATSs, in the aggregate, have executed 5% or more of market volume in the stock for three of the preceding five calendar months. Each month, prior to the commencement of trading on the 1st day of the month, LNI Product Support personnel review a report of all stocks where the Liquidnet ATSs, in the aggregate, have traded 5% or more of market volume in the stock for three of the preceding five months and implement a block on trading those stocks for the current calendar month.

Item 22a

Clearing arrangement LNI has entered into a ~~fully disclosed~~fully disclosed clearing arrangement with ~~Goldman, Sachs & Co. (~~"GS"~~)~~ pursuant to which GS acts as LNI's clearing broker. Upon execution of a trade on the H2O ATS, LNI, as the executing broker, is obligated to arrange for clearance and settlement of the trade with each party to the trade. LNI has contracted with GS, as LNI's clearing broker, to effect clearance and settlement of trades executed on the H2O ATS. Allocations During the trading day or after the close of trading on trade date, LNI's buy-side participants are required to electronically send to LNI trade allocations for all trades executed through LNI (including through the Liquidnet ATSs) that day. This data may be electronically transmitted to LNI via DTCC's Central Trade Manager (CTM) software or another mutually agreed upon method of transmission. After receipt of the allocations, LNI transmits trade information to its clearing broker. Clearance and settlement process Settlement of trades with buy-side participants is between GS and the custodian or prime broker for the account or accounts designated by the buy-side participant. Trades with broker-dealer participants are cleared and settled by GS with the broker-dealer participant (or with a clearing broker of the broker-dealer participant) through the NSCC and DTCC clearance and settlement platforms. All buy-side accounts to which executions are allocated are Delivery Versus Payment (DVP) and Receive Versus Payment (RVP) accounts. All trades settle according to an account's standing instructions. Buy-side participants are required to maintain all settlement instructions as current and update any instructions in the DTCC Alert platform or notify LNI's brokerage operations group as soon as possible. Step-outs Buy-side participants can step-out or give-up to third-party brokers trades executed through LNI, subject to consent among LNI, the buy-side participant and the third-party broker. Trade confirmations LNI's clearing broker sends trade confirmations in accordance with applicable legal requirements.

Item 23

General Through the Liquidnet desktop trading application, Liquidnet provides traders at Member firms with market data (highest displayed bid and lowest displayed ask) for the equities that are traded in the Ssystem. Market data source For the H2O ATS, LNI sources and uses market data through a synthetic NBBO created by Redline Trading Solutions, a technology vendor. Redline obtains its market data through a market data vendor; the market data vendor receives direct market data feeds from the US markets operated by NASDAQ, the NYSE and BATS and accesses the SIP for the other US markets. Redline derives a synthetic NBBO based on this market data. The term 'synthetic NBBO" means that Redline's NBBO is based on certain direct feeds and the SIP. LNI has the ability to failover to the SIP market data feed in the event of a technical issue relating to the data provided by Redline. For market data that is displayed through the Liquidnet desktop trading application, LNI sources the market data (best bid and best ask) directly from the applicable Securities Information Processor (SIP): NASDAQ UTP, for NASDAQ-listed securities; and the Consolidated Tape Association (CTA), for NYSE and other listed securities. The market data feed provides consolidated quotes of multiple display venues. The H2O ATS uses the market data provided by Redline to determine the execution price for trades that the H2O ATS executes at the mid-point of the NBBO.